Exhibit 99.3

SHAREHOLDERS AGREEMENT – CAUTIONARY NOTE FOR READERS

The attached Shareholders Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc. ("Westport") to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of Westport, the attached Shareholders Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about Westport (or any affiliate) for the benefit of investors. The attached Shareholders Agreement contains representations and warranties made by Westport and certain of its affiliates to various counterparties for risk allocation purposes, and solely for the benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by Westport (and its affiliates) in the attached Shareholders Agreement may be qualified (in whole or in part) by information redacted from the attached copy of the Shareholders Agreement, which information is not otherwise available to the public. Moreover, information concerning Westport, its affiliates or the subject matter of statements made in the attached Shareholders Agreement concerning Westport or certain of its affiliates may change after the date of the attached Shareholder Agreement, and subsequent information may or may not be fully reflected in Westport's public disclosures. Accordingly, investors should not rely on statements in the attached Shareholders Agreement concerning Westport (or any of its affiliates) as accurate statements of fact.

SHAREHOLDERS AGREEMENT

by and among

WESTPORT FUEL SYSTEMS CANADA INC.

and

VOLVO BUSINESS SERVICES INTERNATIONAL AB

and

HPDI TECHNOLOGY AB

JUNE 3, 2024

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Schedules	16
1.3 Interpretation	17
1.4 Governing Law	18
1.5 Subsidiaries	18
ARTICLE 2 ORGANIZATION OF THE CORPORATION	18
2.1 Business of the JVCo	18
2.2 Principal Place of Business	18
2.3 Fiscal Year	18
2.4 Freedom in Decision Making	19
ARTICLE 3 CERTAIN COVENANTS AND ACKNOWLEDGEMENTS	19
3.1 Covenants of the Shareholders	19
3.2 Covenants of the JVCo	19
3.3 Shareholder Agreement	19
3.4 Relationship of Shareholders	19
3.5 Non-Competition	20
ARTICLE 4 BOARD OF DIRECTORS	20
4.1 Board of Directors	20
4.2 Chair of the JVCo Board	21
4.3 Indemnification	21
4.4 Insurance	22
4.5 Meetings of the Board of Directors	22
4.6 Specified Board Approval	25
4.7 Conflicted Shareholders	27
4.8 Committees	28
4.9 Other Positions of Representatives	28
4.10 Officers of the JV Business	28
4.11 Officers of JVCo	29
ARTICLE 5 BUSINESS AND MANAGEMENT OF THE CORPORATION	29
5.1 Management of the JVCo	29
5.2 Services Arrangements	30
5.3 Supply of Third Party OEMs	31
5.4 Business Plans	31
5.5 Financial Statements and Reports	31
5.6 Books and Records	32

-i-

5.7 Contracts	32
5.8 Internal Controls	32
5.9 Governance Policies	33
5.10 Compliance	33
5.11 Invoicing and Transfer Pricing	34
5.12 Tax Returns	34
5.13 Tax Costs	35
ARTICLE 6 SHAREHOLDER APPROVAL RIGHTS AND MEETINGS	36
6.1 Shareholder Approval Rights	36
6.2 Meetings of the Shareholders	37
ARTICLE 7 SHARES AND DISPOSITION OF SHARES	40
7.1 Authorized Share Capital	40
7.2 Restrictions on Transfers	40
7.3 No Transfers [Redacted – commercially sensitive information]	40
7.4 General Restrictions	40
7.5 Permitted Transfers to 100% Affiliates	42
7.6 Required Transfers; Share Issuances and Adjustments	42
7.7 Deemed Transfers	43
7.8 Right of First Refusal	44
7.9 Share Certificates	46
7.10 Lost Share Certificates	46
7.11 Liability on Transfer	46
7.12 Power of Attorney	46
7.13 Securities Law Matters	47
7.14 Financing and Pledge of Shares	47
7.15 Acquisition by Westport Canada	47
7.16 Admission of New Shareholders and Going Public Transactions	48
7.17 Control Event	49
ARTICLE 8 General Sale Provisions	49
8.1 Warranties of Seller	49
8.2 Closing Conditions	50
8.3 Payment	50
ARTICLE 9 FUNDING	50
9.1 Additional Funding and Cash Calls	50
9.2 Emergency Funding	52
9.3 Funding Defaults	53
ARTICLE 10 Default and Remedies	56

-ii-

10.1 Event of Default	56
10.2 Remedies	57
10.3 Remedies not Exclusive and No Release	58
ARTICLE 11 CONFIDENTIALITY	59
11.1 Confidential Information	59
11.2 Restricted Information	61
11.3 Survival	62
ARTICLE 12 TERMINATION AND SURVIVAL	62
12.1 Termination Events	62
12.2 Winding Up and Dissolution	63
12.3 Survival	63
ARTICLE 13 REPRESENTATIONS AND WARRANTIES	64
13.1 Representations and Warranties of the Parties	64
13.2 Survival	65
ARTICLE 14 DISPUTE RESOLUTION AND DEADLOCK	65
14.1 Dispute Resolution and Deadlocks	65
14.2 Injunctive Relief	65
14.3 Performance to Continue	65
ARTICLE 15 NOTICES	65
15.1 Addresses for Service	65
15.2 Change of Address	65
15.3 Notices	65
ARTICLE 16 MISCELLANEOUS	66
16.1 Press Release	66
16.2 Amendment	67
16.3 Agreement to be Bound	67
16.4 Conflict with Articles	67
16.5 Entire Agreement	68
16.6 Strict Performance of Covenants	68
16.7 Waiver	68
16.8 No Liability for Consequential Damage or Loss of Profit	68
16.9 Severability	69
16.10 Effective Time	69
16.11 Time of Essence	69
16.12 Further Assurances	69
16.13 Successors	69
16.14 Assignment	69

-iii-

16.15 Subdivision, Consolidation, etc. of Shares	69
16.16 Remedies	69
16.17 Withholding	70
16.18 Expenses	70
16.19 Currency	70
16.20 Counterparts	70

SCHEDULES:

SCHEDULE A SHAREHOLDER CAPITAL
SCHEDULE B DISPUTE RESOLUTION AND DEADLOCK
SCHEDULE C FMV PROCEDURE AND METHODOLOGY
SCHEDULE D INITIAL BUSINESS PLAN

-iv-

SHAREHOLDERS AGREEMENT

This Shareholders Agreement is made effective as of June 3, 2024 (the "Effective Date").

Among:

HPDI TECHNOLOGY AB, a company incorporated under the laws of Sweden, with company registration number 559468-9696 and its registered office at Göteborg, Sweden (the "JVCo")

-and-

WESTPORT FUEL SYSTEMS CANADA INC., a corporation incorporated under the laws of British Columbia ("Westport Canada")

-and-

VOLVO BUSINESS SERVICES INTERNATIONAL AB, a company incorporated under the laws of Sweden, with company registration number 556539-9853 and its registered office at c/o AB Volvo, 405 08 Göteborg, Sweden ("Volvo Sweden")

Recitals:

A.	Westport Canada acquired the JVCo as a shelf company on January 29, 2024, which had 25,000 shares issued and outstanding. The shares of JVCo were subsequently consolidated such that Westport held only one share in the capital of the JVCo;

B.	following transfer of the JV Business to the JV Group pursuant to closing of the transactions contemplated by the Asset PA, Westport Canada held 1,000 LP Units and 1,000 JVCo Shares, and remained the sole JVCo Shareholder;

C.	upon closing of the transactions contemplated in the Investment Agreement, Volvo Sweden acquired 450 JVCo Shares from Westport Canada and Volvo Canada acquired 450 GP Shares and 450 LP Units from Westport Canada;

D.	concurrent with the execution of this Agreement, Westport Canada and Volvo Canada entered into the Partnership Agreement and the GP USA; and

E.	the JVCo and the JVCo Shareholders wish to enter into this Agreement to provide for certain matters relating to the governance of the JVCo, certain rights and obligations in respect of the ownership of the JVCo Shares, the election of directors of the JVCo, the management and control of certain of the JVCo's affairs and certain other matters as hereinafter provided.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following words have the following meanings:

"100% Affiliate" means, with respect to any Person, an Affiliate of such Person which is (directly or indirectly) wholly owned by that Person or which is (directly or indirectly) wholly owned by a Person which also (directly or indirectly) wholly owns the Person.

"Act" means the Companies Act (SFS 2005:551) (Sweden).

"Additional Dispute Notice" has the meaning set out in Schedule B.

"Affiliate" means, with respect to a Person: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with another Person; (b) any body corporate in respect of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 20% of the voting rights attached to all voting securities of the body corporate for the time being outstanding; (c) any partner of such Person; or (d) any trust, estate or other entity or fund in which such Person has a substantial beneficial interest or as to which the Person serves as trustee, manager or administrator or in similar capacity, but in each case, with respect to any JVCo Shareholder, excluding each member of the JV Group and, with respect to any member of the JV Group, excluding each of the JVCo Shareholders; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this shareholders' agreement and the Schedules.

"Alternate Director" means an alternate director of the JVCo Board as described in the Act (Chapter 8, article 3).

"Anti-Bribery Laws" means any Applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the Swedish Criminal Code (SFS 1962:700) (Sweden), the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 of the United States of America, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997, and any other Applicable Laws that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value, directly or indirectly, to any Person, including any Governmental Official.

"Anti-Money Laundering Laws" means any Applicable Laws relating to money laundering or terrorism to which any of the Parties or any member of the JV Group is subject, including the Money Laundering and Terrorist Financing (Prevention) Act (SFS 2017:630) (Sweden), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), Executive Order No. 13224, and in each case the regulations promulgated thereunder.

"Anti-Trust Laws" means any Applicable Law in any jurisdiction in which any JVCo Shareholder, the JVCo or any other member of the JV Group carries on business (or will carry on business) that from time to time either: (a) prohibits anti-competitive agreement or abuse of market dominance; or (b) controls mergers or acquisitions that may have an impact on competition.

"Applicable Law" means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Entity which have been made public, including all judicial and administrative Orders which have been made public.

"Arbitration" has the meaning set out in Schedule B.

"Arbitrators" has the meaning set out in Appendix 3 to Schedule B.

"Asset PA" means the asset purchase agreement dated on or around the date of this Agreement between, amongst others, Westport Inc, Westport Canada, the Partnership and JVCo.

"Budget" means the annual budget with respect to the JV Group, covering a Fiscal Year that includes reasonable detail on financial projections, including profit and loss statement (which detail shall include, for the avoidance of doubt projected Operating Expenditures, projected Capital Expenditures and Projected Revenues), balance sheet and cash flow statement (and the material assumption underlying those projections), for such Fiscal Year and each Quarter thereof.

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia, and Gothenburg, Sweden but does not in any event include a Saturday or a Sunday or statutory holiday in British Columbia or Gothenburg, Sweden.

"Business Objective" means the acceleration of development, commercialization and adoption of the HPDI technology on a sustainable basis for use, primarily, in the truck industry and in off-road applications including marine, rail, mining, power generation or generators, construction, and agriculture equipment applications.

"Business Plan" means the five-year business plan, presented on a Quarterly and aggregate annual basis, with respect to the JV Group, covering the upcoming five Fiscal Years that articulates the mid-term and long-term objectives of the JVCo Shareholders (and the GP Shareholders) with respect to the development and operation of the JV Business and provides a roadmap to achieve such objectives, and which shall include, at a minimum, the Budget, details of major investments, Funding Plan, strategic plan, and the agreed program for development, to be prepared in the form of the Initial Business Plan or in such other form as may be agreed pursuant to Section 5.4.

"Capital Expenditures" means all expenditures of each member of the JV Group which should be capitalised in accordance with IFRS that are, or are reasonably anticipated to be, approved to be capitalised by the appointed auditor of the relevant member of the JV Group.

"Carve Out Plan" means the steps and procedures as set out in exhibit "G" to the Investment Agreement, as the same may be amended from time to time in accordance with the Investment Agreement.

"Cash Call" means a notice, to be served by the JVCo Board on each of the JVCo Shareholders, requesting funding in accordance with Section 9.1(c).

"Cash Call Funding" has the meaning set out in Section 9.1(d)(i).

"Cash Call Funding Date" has the meaning set out in Section 9.1(d)(iv).

"CFO" means the chief financial officer of the JV Business, appointed in accordance with Section 4.10(b).

"Chair" has the meaning set out in Section 4.2.

"Commercial Agreements" means the Development Agreement and the New Supply Agreement.

"Compensation Arrangements" means any form of incentive plan, bonus plan pension scheme, benefits plan or similar arrangement.

"Confidential Information" has the meaning set out in Section 11.1(a).

"Contract" means any agreement, arrangement, indenture, contract, purchase order, lease, sublease, deed of trust, licence, option or instrument, in any case, whether written or oral.

"CTO" means the chief technology officer of the JV Business, appointed in accordance with Section 4.10(b).

"Default Budget" means a budget with respect to the JV Group for a Fiscal Year in respect of which the Directors do not approve the proposed Budget prior to the commencement of such Fiscal Year, which budget shall consist of:

(a)	Operating Expenditures equal to 100% of the same percentage of Projected Revenues for such Fiscal Year as Operating Expenditures represented of the revenues for the previous Fiscal Year, as included in the Budget approved as part of the Business Plan for the previous Fiscal Year; and

(b)	Capital Expenditures equal to 100% of the same percentage of Projected Revenues for such Fiscal Year as Capital Expenditures represented of the revenues the previous Fiscal Year included in the Budget approved as part of the Business Plan for the previous Fiscal Year; and

(c)	such additional Operating Expenditures reasonably required to be incurred for the proper and safe operation of facilities and material equipment used in connection with the JV Business during such Fiscal Year.

"Defaulted Amount" has the meaning set out in Section 9.3(a).

"Defaulting Shareholder" has the meaning set out in Section 10.1.

"Development Agreement" [Redacted – commercially sensitive information]

"Director" means a director of the JVCo Board.

"Dispute" means any controversy, claim, dispute or other matter in question between the Parties arising out of or relating in any way to this Agreement or the JVCo Articles.

"Effective Date" means the date first above written.

"Emergency Default Loan" has the meaning set out in Section 9.3(a).

"Emergency Dispute" has the meaning set out in Section 9.3(d).

"Emergency Extension Date" has the meaning set out in Section 9.3(c).

"Emergency Funding" has the meaning set out in Section 9.2(a).

"Emergency Funding Amount" has the meaning set out in Section 9.2(c)(i).

"Emergency Funding Date" has the meaning set out in Section 9.2(c)(iv).

"Emergency Funding Notice" has the meaning set out in Section 9.2(a).

"Emergency Funding Requirement" means any funding required by the JVCo (whether for itself or for another member of the JVCo Group) in order to: prevent (a) an Insolvency Event occurring in relation to the JVCo or, in the case of any member of the JVCo Group only, which would have a material impact on that part of the JV Business undertaken by the JVCo Group or the JV Business as a whole; (b) a breach of financial covenants under any Third Party financing to which the JVCo (or another member of the JVCo Group) is party; or (c) remedy or prevent an urgent health, safety or environmental concern.

"Emergency Funding Share" has the meaning set out in Section 9.2(c)(iii).

"Escalation Period" has the meaning set out in Appendix 1 to Schedule B.

"Event of Default" has the meaning set out in Section 10.1.

"Export Control Laws" means any Applicable Laws governing transactions in controlled goods or technologies, including the Export and Import Permits Act (Canada), and any related regulations, the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions applicable to the JVCo or any other member of the JV Group from time to time.

"First Adjourned Board Meeting" has the meaning set out in Section 4.5(d)(ii).

"First Adjourned Shareholders Meeting" has the meaning set out in Section 6.2(e)(ii).

"Fiscal Year" has the meaning set out in Section 2.3.

"FMV" means the price agreed by the JVCo Shareholders or, in default of such agreement, the fair market value of the JVCo Shares and JVCo Loans, as applicable, determined in accordance with the FMV Procedure and Methodology.

"FMV Procedure and Methodology" means the procedure and methodology for agreeing or determining FMV, as set out in Schedule C.

"Framework Agreement" means the framework agreement, the form of which is set out in the Investment Agreement.

"Funding Cap" has the meaning set out in Section 9.1(d)(ii).

"Funding Default" has the meaning set out in Section 9.3(a).

"Funding Defaulting Party" has the meaning set out in Section 9.3(a).

"Funding Non-Defaulting Party" has the meaning set out in Section 9.3(a).

"Funding Plan" means the funding plan for the JV Business for the 18 month period commencing at the start of the forthcoming Fiscal Year (provided that, the initial funding plan shall commence on the Effective Date and end at the end of the then-current Fiscal Year), including the amount of such funding to be provided to the JVCo Group by the JVCo Shareholders (in proportion to their respective JVCo Interests) and to the LP Group by the Limited Partners (in accordance with the Partnership Agreement), and/or whether any funding will be sourced by way of Third Party debt.

"General Partner" means 1463861 B.C. Ltd., a corporation incorporated under the laws of the Province of British Columbia, and the general partner of the Partnership.

"Governmental Entity" means any: (a) government or political subdivision, whether federal, provincial, local or foreign; (b) agency or instrumentality of any such government or political subdivision; (c) federal, state, local or foreign court; (d) applicable industry self-regulatory organization; and (e) applicable stock exchange or securities regulatory authority.

"Governmental Official" means (a) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity; (b) any political party, political party official or candidate for political office; (c) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity; or (d) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

"GP Articles" means the articles of association of the General Partner from time to time in force.

"GP Board" means the board of directors of the General Partner, appointed in accordance with the GP USA and GP Articles from time to time.

"GP Interest" means at any time with respect to a GP Shareholder, that GP Shareholder's rateable ownership of GP Shares expressed as a percentage, which percentage is determined by dividing the number of GP Shares owned by the GP Shareholder by the total number of GP Shares owned by all GP Shareholders.

"GP Shareholder" has the meaning set out in the GP USA.

"GP Shares" means common shares in the General Partner.

"GP USA" means the unanimous shareholders agreement relating to the General Partner entered into on the Effective Date, among the General Partner, Westport Canada and Volvo Canada.

"Holding Company" means, in relation to Volvo Canada (which term shall be deemed to include for these purposes any 100% Affiliate to which Volvo Canada has Transferred any GP Shares, LP Units or LP Loans), that since incorporation Volvo Canada has only carried out the function of holding GP Shares, LP Units and making any LP Loans, and does not have any outstanding liabilities or indebtedness other than any liabilities or indebtedness arising in the ordinary course of it carrying out such function including under the Partnership Agreement and the GP USA.

"HPDI" means high pressure direct injection.

"HPDI System" [Redacted – commercially sensitive information]

"ICC" has the meaning set out in Schedule B.

"ICC Rules" has the meaning set out in Appendix 3 to Schedule B.

"IFRS" means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standard Board or any successor thereto, as such principles may be amended, varied or replaced from time to time, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

"Initial Business Plan" means the initial Business Plan attached hereto as Schedule D.

"Initial Dispute Notice" has the meaning set out in Schedule B.

"Insolvency Event" means:

(a)	a Person ceases or threatens to cease to carry on business, commits an act of bankruptcy (as such term is defined in the Bankruptcy and Insolvency Act (Canada) ("BIA")), becomes insolvent, or proceedings or other actions are taken by or against such entity under the BIA, or the Companies' Creditors Arrangement Act (Canada) or similar legislation whether in Canada or elsewhere;

(b)	any formal or informal proceeding for the dissolution or liquidation or settlement of claims against or winding up of affairs of a Person is instituted by or against such Person;

(c)	a Person voluntarily makes an assignment in bankruptcy, commences (or consents to the commencement of) a voluntary application or other proceeding to be adjudicated a voluntary bankrupt, or seeking liquidation, compromise, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, monitor, custodian or other similar official of it, or consents to the filing of a bankruptcy proceeding against it or to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it;

(d)	an involuntary application or other proceeding is commenced against a Person seeking liquidation, compromise, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, monitor, custodian or other similar official of it or any substantial party of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 Business Days;

(e)	a receiver, trustee, monitor, custodian or other similar official is appointed in respect of the property of a Person;

(f)	a Person files a proposal or notice of intention to make a proposal under the BIA;

(g)	a Person makes a fraudulent gift, delivery or transfer of its property or of any part of it, or assigns, removes, secretes or disposes of or attempts or is about to assign, remove, secrete or dispose of any of its property with intent to defraud, defeat or delay its creditors or any of them; or

(h)	any indebtedness or liability of a Person, other than to a JVCo Shareholder or an Affiliate of a JVCo Shareholder, becomes due and payable before the stated maturity thereof or any such indebtedness or liability is not paid at the maturity thereof or upon the expiration of any stated applicable grace period thereof, or such Person fails to make payment when due under any: (i) guarantee given by, (ii) court or arbitration Order that applies to, or (iii) settlement agreement entered into by, such Person.

"Intellectual Property" means any intellectual property existing from time to time, including any rights in a specific jurisdiction associated with the following and other intangible assets: (a) patents, patent applications, utility models, inventions, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, indications and appellations of origin, rights under the law of passing off and equivalents, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing; (c) copyrightable works, copyrights (whether registered or unregistered), related rights and allied rights including moral rights, software, databases, topographies, performances and in recordings, as well as any works protected by design law or other intellectual or industrial property laws; (d) confidential and proprietary information, including trade secrets, know-how, ideas, inventions, systems, formulae, models and methodologies as well as the right in any jurisdiction to limit the use or disclosure thereof; (e) industrial designs; and (f) all applications and registrations for the foregoing.

"Investment Agreement" means the investment agreement dated March 11, 2024 between Westport Inc, Westport Canada, Volvo Sweden and Volvo Canada.

"Investment Closing" has the meaning set out in the Investment Agreement.

"IP HoldCo" has the meaning set out in Section 12.2(d).

"IT Transition Plan" means the IT Carve-Out Roadmap and related transition plan schedules in final form agreed pursuant to section 6.6 of the Investment Agreement.

"JV Agreements" means this Agreement, the JVCo Articles, the GP USA, the GP Articles and the Partnership Agreement.

"JV Business" means the development, manufacture, sales, marketing and aftermarket support, service and sales of the components and systems that comprise the HPDI System for use by any OEM (including any Third Party OEM, Volvo Canada, Volvo Sweden or any Affiliate of Volvo Canada or Volvo Sweden), and in any market globally, and includes carrying on the business in order to meet the Business Objective, but excludes the Sub-components Business.

"JV Default Loan" has the meaning set out in Section 9.3(a).

"JV Group" means the JVCo Group and the LP Group.

"JVCo" has the meaning set out in the Recitals.

"JVCo Articles" means the articles of association of JVCo, as amended or replaced from time to time in accordance with the Act.

"JVCo Board" means the board of directors of JVCo, appointed in accordance with this Agreement and the JVCo Articles from time to time.

"JVCo Group" means JVCo and each of its Subsidiaries.

"JVCo Group's Intellectual Property" means the Intellectual Property owned, co-owned or created by, or licensed to, any member of the JVCo Group or in which any member of the JVCo Group otherwise has an interest, including the Intellectual Property transferred by Westport Canada and/ or its Affiliates to any member of the JVCo Group pursuant to the JV Agreements, the Investment Agreement, the Asset PA and any assignment agreement or license contemplated therein.

"JVCo Interest" means at any time with respect to a JVCo Shareholder, that JVCo Shareholder's rateable ownership of JVCo Shares expressed as a percentage, which percentage is determined by dividing the number of JVCo Shares owned by the JVCo Shareholder by the total number of JVCo Shares owned by all JVCo Shareholders.

"JVCo Loans" means any and all loans provided by a JVCo Shareholder pursuant to Section 9.1(d)(iii).

"JVCo Loan Agreement" has the meaning set out in Section 9.1(d)(iii).

"JVCo Shareholders" means, collectively:

(a)	the shareholders of the JVCo listed in Schedule A as of the Effective Date; and

(b)	any Person who hereafter becomes a shareholder of the JVCo pursuant to and in compliance with the provisions hereof (who shall be listed as such in Schedule A as amended from time to time),

and "JVCo Shareholder" means any one of them.

"JVCo Shares" means the common shares in the capital of JVCo, and where the context permits, includes:

(a)	any shares into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed; and

(b)	any shares of the JVCo or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the JVCo.

"Knowledge of Management" means with respect to any matter the actual knowledge of any member of Management or the knowledge any of them should have had, had they made reasonable due inquiry and having regard to their role, with respect to the applicable matter at the relevant time.

"Lien" means any lien, security interest, mortgage, pledge, charge, license, adverse claim, reversion, restriction, assignment, option, right to acquire or encumbrance of any kind.

"Limited Partners" means Westport Canada, Volvo Canada, and any other Person who shall be admitted to the Partnership as a limited partner of the Partnership, and "Limited Partner" means any one of them.

"Liquidation Event" has the meaning set out in Section 12.2(b).

"Liquidation IP" has the meaning set out in Section 12.2(b).

"Liquidation IP License" has the meaning set out in Section 12.2(b).

"LP Group" means the Partnership, each of its Subsidiaries and the General Partner.

"LP Interest" has the meaning set out in the Partnership Agreement.

"LP Loans" has the meaning set out in the Partnership Agreement.

"LP ROFR" means the right of first refusal granted pursuant to the Partnership Agreement and/or the GP USA, giving each Limited Partner an option to acquire LP Units, LP Loans and GP Shares proposed to be sold by the other Limited Partner(s).

"LP Units" has the meaning set out in the Partnership Agreement.

"Management" means the President & CEO, the CFO and the CTO of the JV Group and any other officer of the JV Group nominated by the President & CEO and approved by the JVCo Board in accordance with Section 4.10 or the GP Board in accordance with the GP USA, as applicable.

"Net Business Value" has the meaning set out in Schedule C.

"New Supply Agreement" means a supply agreement in relation to HPDI products, comprised of the Price Agreement, Framework Agreement and Raw Material Agreement, and entered into between the Partnership and Aktiebolaget Volvo (publ) on the Effective Date.

"Non-Defaulting Shareholder" has the meaning set out in Section 10.1.

"Notified Shareholder" has the meaning set out in Appendix 4 to Schedule B.

"OECD" means the Organization for Economic Cooperation and Development.

"OEM" means a vehicle or engine original equipment manufacturer targeting on-road products or off-road products (including trucking, mine, marine, agricultural, construction and rail equipment) utilizing HPDI Systems.

"OEM Licenses" shall mean the licenses granted by any member of the JV Group to any member of Westport Canada's Limited Partner Group in order to facilitate an arrangement pursuant to Section 5.3(b) of the GP USA and/or this Agreement.

"Offer" has the meaning set out in Section 7.8(a).

"Offer Acceptance" has the meaning set out in Section 7.8(c).

"Offer Exercise Period" has the meaning set out in Section 7.8(c).

"Offer Notice" has the meaning set out in Section 7.8(a).

"Offer Price" has the meaning set out in Section 7.8(b)(i).

"Offered Units" has the meaning set out in Section 7.8(a).

"Offering Party" has the meaning set out in Section 7.8(a).

"Operating Expenditures" means all expenditures of each member of the JV Group, other than Capital Expenditures, including general and administrative expenditures, interest expenditures, operating expenditures and maintenance expenditures.

"Order" means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

"Outstanding Dispute" has the meaning set out in Appendix 1 to Schedule B,

"Parties" means the JVCo, Westport Canada, and Volvo Sweden, and "Party" means any one of them as the context requires.

"Partnership" means the HPDI Technology Limited Partnership, a limited partnership formed under the laws of British Columbia.

"Partnership Agreement" means the amended and restated limited partnership agreement entered into on the Effective Date, among the General Partner, as the general partner, and Westport Canada and Volvo Canada, as the Limited Partners.

"Partnership Dispute" has the meaning set out in paragraph 1.1(a) of Schedule B.

"Permit" means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

"Permitted Affiliates" means, in respect of Volvo Sweden: (a) Affiliates that are distributors or dealers; or (b) any Affiliate in respect of which Volvo Sweden (or another of its Affiliates) does not possess, directly or indirectly, the sole power to direct or cause the direction of such Person's management or policies, whether because it holds less than 50% of the voting share capital, or by contract or otherwise.

"Permitted Business" [Redacted – commercially sensitive information]

"Permitted Lien" means a pledge of JVCo Shares as security to a Third Party lender in accordance with the terms of Section 7.14 or, as the context requires, the pledge of LP Units and/or GP Shares to a Third Party lender in accordance with the terms of the Partnership Agreement and the GP USA.

"Permitted Lien Default" has the meaning set out in Section 10.1(a)(ii).

"Persistent Breach" means, without duplication:

(a)	the Defaulting Shareholder (or any of its Affiliates, as applicable) fails to pay any amount required to be paid by it under the Investment Agreement, this Agreement, the GP USA or the Partnership Agreement (but excluding the Commercial Agreements) to the other JVCo Shareholders, the JVCo, any of the GP Shareholders, the General Partner, any of the Limited Partners or the Partnership, [Redacted – commercially sensitive information];

(b)	[Redacted – commercially sensitive information]; or

(c)	the Defaulting Shareholder has failed to fund as referred to in Section 9.3(g).

"Person" means any individual (natural person), partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, limited liability company, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or entity however designated or constituted.

"President & CEO" means the president and chief executive officer of the JV Business, appointed in accordance with Section 4.10(a).

"Price Agreement" means the price agreement, the form of which is attached to the Investment Agreement.

"Project Agreements" means the Commercial Agreements, the Investment Agreement, the JV Agreements and the Westport Non-Compete.

"Projected Revenues" means, in respect of any Fiscal Year, the projected revenues of the JV Group for such Fiscal Year as reflected in the last agreed Business Plan.

"Proposed Purchaser" has the meaning set out in Section 7.8(e)(i).

"Quarter" or "Quarterly" means each continuous three-month period during a calendar year, ending on March 31, June 30, September 30 or December 31.

"Raw Material Agreement" means the raw material agreement in the form to be agreed pursuant to the Investment Agreement.

"Related Party Agreement" means any Contract between any member of the JVCo Group, on the one hand, and a JVCo Shareholder, Limited Partner or an Affiliate of a JVCo Shareholder or a Limited Partner, on the other hand.

"Relevant Percentage" with respect to a JVCo Shareholder means that JVCo Shareholder's JVCo Interest being at least 25%.

"Representatives" means the directors, officers, employees, agents, lawyers, accountants, consultants and financial advisors of a Party and Affiliates of a Party.

"Restricted Information" has the meaning set out in Section 11.2.

"ROFR Closing" has the meaning set out in Section 7.8(d)(i).

"ROFR Holder" has the meaning set out in Section 7.8(a).

"ROFR Transfer" has the meaning set out in Section 7.8(b)(iii).

"Sale Transaction" has the meaning set out in Appendix 4 to Schedule B.

"Sanctions Laws" means any Applicable Laws related to economic or financial sanctions, or trade embargoes or restrictive measures, enacted, imposed, administered or enforced from time to time by (a) the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce (b) the United Nations Security Council; (c) the European Union or any of its member states; (d) Her Majesty's Treasury; (e) the Canadian Government; or (f) any other relevant authority, and including the Criminal Code (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the United Nations Act (Canada).

"Schedules" means the schedules to this Agreement identified in Section 1.2.

"Second Adjourned Board Meeting" has the meaning set out in Section 4.5(d)(ii).

"Second Adjourned Shareholders Meeting" has the meaning set out in Section 6.2(e)(ii).

"Senior Representatives" has the meaning set out in Schedule B.

"Shareholder Group" means, with respect to a JVCo Shareholder: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such JVCo Shareholder; or (b) any body corporate in respect of which such JVCo Shareholder beneficially owns, directly or indirectly, voting securities carrying more than 50% of the voting rights attached to all voting securities of the body corporate for the time being outstanding, but in each case excluding each member of the JV Group; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Shotgun Closing Date" has the meaning set out in Appendix 4 to Schedule B.

"Shotgun Election Notice" has the meaning set out in Appendix 4 to Schedule B.

"Shotgun Offer" has the meaning set out in Appendix 4 to Schedule B.

"Significant Deadlock Event" means:

(a)	no Business Plan receives Specified Board Approval for two consecutive years which significantly impacts the ability of the JV Group to meet the Business Objective;

(b)	[Redacted – commercially sensitive information]; or

(c)	a "Significant Deadlock Event" (as such term is defined in the GP USA) occurs pursuant to the terms of the GP USA.

"SOFR" [Redacted – commercially sensitive information]

"Specified Board Approval" means, with respect to any matter, the approval of such matter by all Directors appointed by JVCo Shareholders who hold a Relevant Percentage at the time of such approval, as evidenced by: (a) a resolution approving such matter passed by a vote of all such Directors in person or by proxy at a duly convened meeting of the Directors or any adjournment thereof; or (b) a written resolution signed in one or more counterparts by all such Directors.

"Specified Shareholder Approval" means, with respect to any matter, the approval of such matter by all JVCo Shareholders who hold a Relevant Percentage at the time of such approval, as evidenced by: (a) a resolution approving such matter passed by a vote of all such JVCo Shareholders in person or by proxy at a duly convened meeting of the JVCo Shareholders or any adjournment thereof; or (b) a written resolution signed in one or more counterparts by all such JVCo Shareholders.

"SR Escalation Notice" has the meaning set out in Schedule B.

"Sub-components Business" [Redacted – commercially sensitive information]

"Subsidiary" means any subsidiary (as defined in the Securities Act (British Columbia)) of the Partnership or the JVCo from time to time (excluding any entity in which the Partnership or the JVCo does not, directly or indirectly, hold greater than 50% of the voting equity), or any other Person in which the Partnership or the JVCo holds greater than 50% of the voting equity or which is controlled by the Partnership or the JVCo, in each case directly or indirectly, and for the purpose of this definition, "controlled by" means the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Tax" or "Taxes" means all federal, provincial, state, territorial, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, excises, premiums, imposts, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, employer health, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, goods and services, harmonized sales, value-added, alternative, estimated and all other taxes, and all employment insurance, health insurance and government pension plan premiums or contributions, of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, or payable: (a) pursuant to any tax sharing or tax indemnity arrangement or any other contract relating to sharing or payment of such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge; (b) or as a result of being a transferee or successor of another Person; or (c) as a result of being a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

"Tax Debtor" has the meaning set out in Section 5.13.

"Tax Dispute" means any Dispute relating to the TP Model or any Tax Return.

"Tax Expert" means any one of Pricewaterhouse Coopers, Ernst & Young, KPMG or Deloitte, as agreed by the JVCo Shareholders or appointed in accordance with Schedule B.

"Tax Indemnitees" has the meaning set out in Section 5.13.

"Tax Return" means any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

"Terminated Shareholder" has the meaning set out in Section 7.7(a).

"Terminating Event" has the meaning set out in Section 7.7(a).

"Third Party" means any Person other than the Parties and their respective Affiliates.

"Third Party OEM" means any OEM that is a Third Party.

"TP Model" has the meaning set out in Section 5.11.

"Transfer" means:

(a)	a transfer of any JVCo Shares or JVCo Loans or, as the context requires, any LP Units, GP Shares, LP Loans or shares in Volvo Canada, to any Person, including to an Affiliate of a JVCo Shareholder (or, as the context requires, an Affiliate of a Limited Partner);

(b)	any sale, exchange, transfer, assignment, gift, mortgage, pledge, encumbrance, hypothecation, alienation, transmission or other transaction or disposition, whether voluntary, involuntary or by operation of law, by which the beneficial ownership, the economic risk of return, a security interest or other interest in, any JVCo Shares or JVCo Loans or, as the context requires, any LP Units, GP Shares, LP Loans or shares in Volvo Canada, passes from one Person to another Person (including an Affiliate) or to the same Person in a different capacity, whether or not for value; or

(c)	any transaction, agreement, undertaking, commitment or arrangement to effect any of the foregoing,

and "to Transfer", "Transferred", "Transferring", "Transferor" and "Transferee" and similar expressions have corresponding meanings.

"Triggering Shareholder" has the meaning set out in Appendix 4 to Schedule B.

"Valuator" has the meaning set out in Schedule C.

"Volvo Canada" means Volvo HPDI Holding Inc., a corporation incorporated under the federal laws of Canada.

"Volvo Restricted Business" [Redacted – commercially sensitive information].

"Volvo Sweden" has the meaning set out in the Recitals.

"Westport Canada" has the meaning set out in the Recitals.

"Westport Inc" means Westport Fuel Systems, Inc, a corporation incorporated under the laws of the Province of Alberta.

"Westport Non-Compete" means the non-compete agreement entered into between Westport Inc and Volvo Sweden dated the Effective Date.

"Westport Restricted Business" [Redacted – commercially sensitive information].

"Windup IP Solution" has the meaning set out in Section 12.2(d).

1.2	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A – Shareholder Capital

Schedule B – Dispute Resolution and Deadlock

Schedule C – FMV Procedure and Methodology

Schedule D – Initial Business Plan

If there is any conflict or inconsistency between the provisions of the body of this Agreement and those of a Schedule, the provisions of the body of this Agreement shall prevail to the extent of the conflict.

1.3	Interpretation

In this Agreement:

(a)	words importing gender include all genders and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

(b)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(c)	all references to designated articles, sections, schedules and other subdivisions are to designated articles, sections, schedules and other subdivisions of this Agreement;

(d)	any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;

(e)	all references to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(f)	the term "including", "includes", "include" and "in particular" means "including (or includes, include, or in particular) without limitation";

(g)	headings and the Table of Contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;

(h)	all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, IFRS;

(i)	references to any Applicable Law (including any statute referenced in this Agreement) means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and references to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(j)	any reference to a Person will include and will be deemed to be a reference to any Person that is a successor or assign to that Person (but only to the extent such Person is permitted to be a successor to or assignee of such Person pursuant to the provisions of this Agreement);

(k)	all references to US$ are references to United States Dollars and all references to SEK are references to Swedish Krona;

(l)	the rule of contractual interpretation known as "contra proferentem" shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;

(m)	unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and

(n)	unless otherwise indicated, references to the time of day or date mean the local time or date in Vancouver, British Columbia.

1.4	Governing Law

Subject to applicable mandatory provisions in the Act or where an action or resolution is otherwise required by applicable mandatory Swedish law in relation to the JVCo, this Agreement will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflict of laws principles, whereas the JVCo is validly existing, construed and governed by the laws of Sweden.

1.5	Subsidiaries

Save as provided in this Agreement and subject to any amendments required as a result of Applicable Law in such Subsidiaries' jurisdictions of incorporation, any Subsidiary of the JVCo will be governed and operated in the same manner as the JVCo is governed and operated hereunder, and this Agreement will be interpreted and applied to give effect to the foregoing, including the matters contemplated in Section 4.6 and Section 6.1.

ARTICLE 2
ORGANIZATION OF THE CORPORATION

2.1	Business of the JVCo

The JVCo has been formed and will function for the sole purpose of carrying out the JV Business in conjunction with the other members of the JV Group, upon and subject to the rights, terms, conditions, restrictions and privileges specified in this Agreement and that are otherwise required by Applicable Law, and to engage in all activities directly related thereto. Except as otherwise provided for in this Agreement or by Specified Shareholder Approval, the JVCo shall not carry on any business other than the JV Business.

2.2	Principal Place of Business

The principal office of the JVCo will be located at Hulda Lindgrens gata 4, 421 31 Västra Frölunda, Gothenburg, or at such other place or places in Sweden as the JVCo Board may from time to time designate upon written notice to the JVCo Shareholders.

2.3	Fiscal Year

The fiscal year of the JVCo shall be the period of 12 months ending on December 31 each year (the "Fiscal Year").

2.4	Freedom in Decision Making

Subject to this Agreement and Applicable Law, and save in the case of fraud or wilful misconduct:

(a)	no JVCo Shareholder shall be accountable or liable to the other JVCo Shareholders or the JVCo as a result of acting in its own best interest, except in the case of any decision or action that is illegal or in breach of this Agreement and except as otherwise expressly provided in this Agreement; and

(b)	no nominee of a JVCo Shareholder to the JVCo Board or a sub-committee shall be accountable or liable to the other JVCo Shareholders, the JVCo or the other Directors as a result of such individual acting in accordance with the instructions or preference of his nominator.

Notwithstanding the foregoing, each JVCo Shareholder shall in good faith consider any objections or reservations expressed by the other JVCo Shareholder concerning the performance of a nominee of such JVCo Shareholder.

ARTICLE 3
CERTAIN COVENANTS AND ACKNOWLEDGEMENTS

3.1	Covenants of the Shareholders

Each JVCo Shareholder covenants and agrees that it will vote, or cause to be voted, the JVCo Shares owned by it to accomplish and give effect to the terms and conditions of this Agreement, whether at a meeting of the JVCo Shareholders or by written resolution.

3.2	Covenants of the JVCo

The JVCo consents to the provisions of this Agreement and covenants and agrees that it will, at all times during the term of this Agreement, comply with this Agreement in carrying on the JV Business.

3.3	Shareholder Agreement

It is the intention of the Parties in entering into this Agreement that the power of the Directors to manage or supervise the management of the business and affairs of the JVCo is restricted in accordance with the terms of this Agreement. The Parties shall amend the JVCo Articles as necessary from time to time to give effect to the restrictions on the power of Directors outlined herein.

3.4	Relationship of Shareholders

Except as expressly authorized by this Agreement, nothing in this Agreement shall be construed to authorize any JVCo Shareholder to act as the agent of any other JVCo Shareholder, nor to permit any JVCo Shareholder to act on behalf of or bind any other JVCo Shareholder or to give any JVCo Shareholder the authority to act for or to assume or incur any obligations or liabilities on behalf of any other JVCo Shareholder or to pledge the credit of any other JVCo Shareholder. For greater certainty, nothing in this Agreement shall be deemed to constitute any JVCo Shareholder the partner of any other JVCo Shareholder.

3.5	Non-Competition

[Redacted – commercially sensitive information].

ARTICLE 4
BOARD OF DIRECTORS

4.1	Board of Directors

(a)	Unless otherwise agreed by Specified Shareholder Approval, the JVCo Board shall consist of up to six Directors. Each JVCo Shareholder shall be entitled to nominate up to three Directors to the JVCo Board. If any JVCo Shareholder's JVCo Interest: (i) reduces below 40% but remains greater than or equal to 25%, such JVCo Shareholder shall be entitled to nominate only two Directors to the JVCo Board; (ii) reduces below 25% but remains greater than or equal to 5%, such JVCo Shareholder shall be entitled to nominate only one Director to the JVCo Board; and (iii) reduces below 5%, such JVCo Shareholder shall no longer be entitled to nominate any directors to the JVCo Board, and in each such case the total number of members of the JVCo Board shall be adjusted accordingly. The JVCo Shareholders acknowledge and agree that: (A) the JVCo Board shall at all times have the same composition and appointees as the GP Board; and (B) at least 50% of the JVCo Board (and the GP Board) shall be resident in the European Economic Area, unless the Parties agree otherwise in writing or the JVCo is granted an exemption from the European Economic Area residency requirement by the Swedish Companies Registration Office.

(b)	Based upon their respective JVCo Interests as of the Effective Date, the JVCo Shareholders shall initially be entitled to nominate and have elected the following number of Directors to the JVCo Board:

(i)	Westport Canada shall be entitled to nominate three Directors to the JVCo Board; and

(ii)	Volvo Sweden shall be entitled to nominate three Directors to the JVCo Board.

If at any time, and from time to time, the JVCo Interests of the JVCo Shareholders change, the JVCo Shareholders shall take such steps as may be required to accommodate the nomination rights of the JVCo Shareholders set out in Section 4.1(a).

(c)	Each JVCo Shareholder shall have the right to remove and replace any of the Directors it nominated at any time by giving notice of such change to the other Parties.

(d)	Upon nomination of an individual as a Director in accordance with this Section 4.1, the other JVCo Shareholders undertakes to vote in favour to elect that nominee.

(e)	If a vacancy on the JVCo Board arises for any reason whatsoever, such vacancy shall be filled by the election of a Director nominated by the JVCo Shareholder whose nominee has vacated the position as Director.

(f)	Without prejudice to any Director's obligations under the Act, the Directors will not transact any business or exercise any of their powers or functions if there is a vacancy on the JVCo Board such that a JVCo Shareholder entitled to nominate one or more Directors to the JVCo Board is entirely unrepresented. In such circumstances, if a replacement Director is not elected or appointed because the JVCo Shareholder has failed to nominate a replacement within 30 Business Days of vacancy, the Directors then in office shall be entitled to transact business and exercise all of the powers and functions of the JVCo Board, and any decision or action made by them is, and shall be conclusively deemed to be, a decision or action of the JVCo Board.

(g)	No remuneration shall be paid to the Directors in their capacities as Directors.

4.2	Chair of the JVCo Board

The appointment of the chair of the JVCo Board shall rotate between the Director appointees of the JVCo Shareholders every three years which shall (save in respect of the initial Chair) commence on June 30th (the "Chair"). The initial Chair shall be appointed by Westport Canada, with effect from the Effective Date and whose term shall end on June 30, 2027. The Chair shall not have a casting or second vote at meetings of the JVCo Board, and the JVCo Shareholders shall procure that the Chair shall also be appointed the chair of the GP Board in accordance with the GP USA.

4.3	Indemnification

(a)	To the fullest extent permitted by Applicable Law, the JVCo shall indemnify all Directors, officers, former Directors and former officers, and all individuals who act or acted at the JVCo's request as a Director or officer of a body corporate of which the JVCo is or was a shareholder or creditor, and their heirs and legal personal representatives, against all claims, liabilities, damages, losses, charges, costs and expenses of any nature whatsoever, including any amount paid to settle any action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a Director or an officer of such body corporate or by reason of acting or having acted as a Director or an officer if:

(i)	they acted honestly and in good faith with a view to the best interests of the JVCo;

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful; and

(iii)	such claim is not in respect of a claim made by one JVCo Shareholder against the other JVCo Shareholder.

(b)	The intention of this Section 4.3 is that all Persons referred to in this Section 4.3 shall benefit to the fullest extent permitted by Applicable Law, and the JVCo shall forthwith pass all resolutions and take such other steps as may be required to give full effect to this Section 4.3.

4.4	Insurance

The JVCo shall purchase or maintain insurance for the benefit of the Directors and officers against liabilities with respect to their positions with the JVCo by a reputable insurer in such amounts and on such terms as determined by the JVCo Board.

4.5	Meetings of the Board of Directors

Meetings of the JVCo Board shall be held in the manner deemed appropriate by the Directors; provided that, the following provisions shall prevail:

(a)	Location. Unless otherwise unanimously determined by the JVCo Board, meetings of the JVCo Board shall be held on a Business Day, virtually or in person, provided that: (i) there shall be at least two in person meetings in each Fiscal Year in Sweden; (ii) no more than half of all in person meetings in each Fiscal Year shall be held outside Sweden; and (iii) for each virtual meeting, the number of Directors located outside Sweden shall not exceed the number of Directors located in Sweden.

(b)	Calling Meetings. The Chair shall call meetings of the JVCo Board to be held no less than four times a year, on a schedule to be agreed by the JVCo Board at the start of each Fiscal Year, and otherwise at such times as the Chair considers appropriate, including to discuss extraordinary matters, and shall otherwise call a meeting upon receipt of a written request from one Director or the President & CEO. If the Chair fails or neglects to call, within 12 hours after receipt of such written request, a meeting to be held on such notice and otherwise in accordance with Section 4.5(c), any Director or the President & CEO may call the meeting instead.

(c)	Agenda and Meeting Materials. All notices of meetings of the JVCo Board which are not part of the annual meeting schedule referred to in Section 4.5(b) shall be given to each Director at least three months prior to the meeting, save that an extraordinary meeting may be held on not less than 72 hours' notice. Such notice shall specify the time and the place where the meeting is to be held. Not less than 5 Business Days prior to the date set for a meeting (or when the notice of the meeting is given, if sooner) an agenda specifying, in reasonable detail, all matters that are to be the subject of a vote at such meeting and sufficient information to enable Directors to make a reasoned judgment on all such matters shall be sent to the Directors. It shall not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of such resolution is fairly set out in the notice or schedule thereto. Accidental omissions to give notice of a meeting to, or the non-receipt of notice of a meeting by, any Director will not invalidate proceedings at that meeting. The failure to include an item on the agenda shall preclude the JVCo Board from passing a resolution in relation to that item until the next JVCo Board meeting called to consider that item, unless:

(i)	there is a quorum of Directors present at the meeting; and

(ii)	the Directors present and entitled to vote at the meeting agree to include the item on the agenda.

(d)	Quorum and Attendance.

(i)	A quorum for any meeting of the JVCo Board shall be two Directors nominated by each JVCo Shareholder present in person or by proxy at each meeting of the JVCo Board, unless based on their JVCo Interests: (A) a JVCo Shareholder is only entitled to nominate one Director, in which case the quorum will be one Director nominate by each JVCo Shareholder; or (B) a JVCo Shareholder is not entitled to nominate any Directors, in which case the quorum will be a simple majority of all Directors. Subject to Section 4.1(f), the JVCo Board shall not transact business at a meeting unless such quorum is present.

(ii)	If a quorum referred to in Section 4.5(d)(i) is not present within thirty minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the Chair to a date that is five Business Days later at the same time and place (such adjourned meeting being, the "First Adjourned Board Meeting"). If a quorum referred to in Section 4.5(d)(i) is not present within thirty minutes from the time fixed for holding any such First Adjourned Board Meeting, the First Adjourned Board Meeting may be further adjourned by the Chair to a date that is five Business Days later at the same time and place (such further adjourned meeting being, the "Second Adjourned Board Meeting"). No notice of the Second Adjourned Board Meeting shall be required. Subject to the Act, and without prejudice to Section 4.6, any Directors present at the Second Adjourned Board Meeting shall constitute a quorum for the transaction of business set out in the notice for the original meeting whether or not each JVCo Shareholder is represented by its Directors at such meeting, as the case may be.

(iii)	A Director is considered present or in attendance at a meeting of the JVCo Board if the Director participates in the meeting in person or by electronic means, telephone, or other communication facilities as permit all Persons participating in the meeting to hear or otherwise communicate with each other, and a Director participating in such meeting by such means is deemed to be present at the meeting. A Director is not considered present at a meeting where that Director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(e)	Votes. On any resolutions submitted to a meeting, each Director entitled to vote shall be entitled to one vote and resolutions shall be passed if approved by at least a simple majority of the JVCo Board, unless Specified Board Approval is required as contemplated in this Agreement. Votes at meetings of the JVCo Board may be cast personally, and resolutions shall be passed by a show of hands or at the request of any Director entitled to vote (whether before or after a vote by show of hands is taken), by ballot.

(f)	Meeting Minutes. The Chair will cause minutes of all meetings of the JVCo Board to be taken and a copy of the minutes of each meeting will be provided to each Director promptly after each meeting. For greater certainty, the failure of the Chair to fulfill his or her obligations hereunder will not invalidate or otherwise affect the efficacy of any meeting, business conducted at any meeting or the resolutions passed at such meeting. Until the contrary is proved, every meeting in respect of which minutes have been made and subsequently approved by the JVCo Board shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

(g)	Attendance and appointment of Alternate Directors. A Director may attend a meeting of the JVCo Board either in person or it may be represented by an Alternate Director who has been appointed by the same JVCo Shareholder as the Director in question, and the right to vote at a meeting of the JVCo Board may be exercised by the Alternate Director. Any Person appointed as an Alternate Director for the purposes of any meeting of the JVCo Board must be the same individual who is appointed as the relevant absent Director's proxy for a meeting of the GP Board which takes place at the same time. For the avoidance of doubt, at any meeting of the JVCo Board, an Alternate Director who is present shall have one vote and, subject to the provisions of this Agreement, shall be entitled to exercise all other rights as stipulated in the Act.

(h)	Written Approval in Lieu of Meeting. Any action, consent, decision or approval required to be made by the JVCo Board may be taken, without prior notice thereof, by written consent or resolution in lieu of meeting, if signed by all Directors of the JVCo Board, provided that only the signatures of those Directors who would have been entitled to vote on and approve such matter at a meeting of the JVCo Board shall be counted, and such action, consent, decision or approval, as applicable is as valid as if it had been passed at a meeting of the JVCo Board.

(i)	Expenses. Each JVCo Shareholder shall be responsible for reimbursing the Directors nominated by it for all travel, hotel and other out-of-pocket expenses incurred by such Directors in attending meetings of the JVCo Board and carrying out their duties.

(j)	Right to Attend. The officers of the JVCo and counsel to the JVCo, and any other Person consented to by the JVCo Board, shall have the right to attend the meetings of the JVCo Board. No other Persons shall be permitted to attend meetings of the JVCo Board.

(k)	Rules. To the extent that the rules and procedures for the conduct of a meeting of the JVCo Board are not prescribed in this Agreement, the JVCo Articles or Applicable Law, such rules and procedures shall be determined by the Chair, acting reasonably and in a manner commensurate with the duties of the chair of a board of directors in comparable circumstances.

(l)	Consolidation. As the board of directors of JVCo and the General Partner shall at all times be the same, the Parties acknowledge and agree that board meetings for the General Partner and JVCo shall be consolidated.

4.6	Specified Board Approval

Notwithstanding any provisions of this Agreement to the contrary, the JVCo shall not, undertake or permit to occur (directly or indirectly, including through any Subsidiary), and the JVCo Board shall not authorize or approve, any of following matters without Specified Board Approval:

(a)	transferring, selling or other disposition of assets (other than sales of production or other dispositions in the ordinary course), expansion projects or other capital expenditures, asset purchases or investments or incurrence of indebtedness as customarily defined (or series of related transactions), in each case with a value or cost or in an amount that exceeds [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any related transaction that involves any other member of the JV Group), unless otherwise contemplated in the Business Plan;

(b)	approving the Business Plan or any amendment, substitution, modification or material deviation in any manner from any approved Business Plan, subject to the unilateral rights of the Directors nominated by the Funding Non-Defaulting Party to amend the Business Plan in the event a Funding Default has occurred and the Funding Non-Defaulting Party has elected: (i) not to fund any of the Defaulted Amount; or (ii) to fund only a portion, but not all, of the Defaulted Amount, in accordance with this Agreement;

(c)	save as required by and in accordance with the then current Funding Plan, but without prejudice to the rights of any JVCo Shareholder or the President & CEO to issue Emergency Funding Notices pursuant to Section 9.2, determining if additional capital is required for the JV Business, and issuing Cash Calls and determining the amounts thereof, including as a result of research and development expenses, due to losses incurred by the JVCo Group or otherwise;

(d)	determining any deviation from the Funding Plan or that no Cash Call should be issued, notwithstanding the requirements set out in the Funding Plan;

(e)	approving any activity to be undertaken by a JVCo Shareholder that would otherwise violate the non-competition provisions set out in Section 3.5;

(f)	approving, terminating or amending any Commercial Agreement;

(g)	granting, or permitting to exist, any Lien over any of the assets of any member of the JVCo Group having a value in excess of [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any equivalent and connected transaction that involves any other member of the JV Group);

(h)	incurring any indebtedness in the name of, or on behalf of, any member of the JVCo Group, and the terms thereof with a value or cost in an amount that exceeds [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any equivalent and connected transaction that involves any other member of the JV Group), unless otherwise contemplated in the Business Plan;

(i)	transferring, selling, abandoning, disclosing or other disposition of the JVCo Group's Intellectual Property, granting a license to the JVCo Group's Intellectual Property other than in the ordinary course of business, or granting a Lien against the JVCo Group's Intellectual Property;

(j)	approving entering into any Contract that would have the effect of restricting the use of the JVCo Group's Intellectual Property by any member of the JV Group and limit the development and supply of systems and technology in connection with the JV Business;

(k)	approving or making any change to the TP Model;

(l)	acquiring or divesting of shares or interests in Third Parties;

(m)	creating any entity that would, on incorporation, become a Subsidiary;

(n)	development of any part of the JV Business through a Person other than the JVCo or another member of the JV Group, subject to Section 5.3(b);

(o)	amending the Carve Out Plan or IT Transition Plan;

(p)	approving, terminating or amending any Related Party Agreement, subject to Section 4.7;

(q)	commencing or resolving any claim or dispute that is material to the JVCo Group (or the JV Business), or that otherwise involves a total amount in dispute in excess of [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any related claim or dispute that involves any other member of the JV Group), excluding in each case claims or disputes against or by a JVCo Shareholder or any of its Affiliates (in which case the nominee Director of the applicable JVCo Shareholder shall not be entitled to vote, and any vote shall be passed by the Specified Board Approval of the other Directors);

(r)	declaring, making or paying any dividend, return of capital or other distribution on any securities of the JVCo, including determining the amount of such items that are necessary for the payment of reasonable expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or expenditure of the JVCo and its Subsidiaries in line with the Business Plan;

(s)	approving any dividend or distribution policies, compliance policies, delegation of authority policy, compensation policies and the code-of-conduct of the JVCo or any amendments to the foregoing (including such policies that are in place at the Effective Date);

(t)	hiring or terminating the President & CEO (if the President & CEO is or will be employed by a member of the JVCo Group);

(u)	making any changes in compensation and other material employment terms of the President & CEO (if the President & CEO is or will be employed by a member of the JVCo Group), or introducing fees for Directors;

(v)	entering into any Compensation Arrangements with Directors, officers or any member of senior management who reports directly to the President & CEO and is or will be employed by a member of the JVCo Group (provided that, in respect of senior management, the JVCo Board will be free to delegate the decision to the remuneration committee established pursuant to Section 4.8), or changing any such Compensation Arrangements previously approved with Specified Board Approval;

(w)	approving entry into, amendment of, or termination of any material joint venture agreement, strategic co-operation or partnership agreement;

(x)	appointing the auditors of the JVCo or any other member of the JVCo Group;

(y)	changing the underlying accounting standards used by the JVCo Group or (other than as required to comply with IFRS) changing any of the accounting policies or procedures of any member of the JVCo Group;

(z)	making, entering into or assuming any agreement or committing to do or undertaking any of the foregoing, or permitting another member of the JVCo Group to do so;

(aa)	taking any action or making any decision on any matter that is analogous to the decisions in the foregoing paragraphs in relation to any other member of the JV Group; or

(bb)	any other matter that requires Specified Board Approval pursuant to this Agreement or any other JV Agreement.

4.7	Conflicted Shareholders

To the extent that a JVCo Shareholder or any of its Affiliates is or is proposed to be a party to a Related Party Agreement, the JVCo Shareholder and the Directors nominated by such JVCo Shareholder, as applicable, shall abstain from voting under this Agreement on any matter where the interests of such JVCo Shareholder or its Affiliate pursuant to or under such Related Party Agreement is in or has the reasonable potential to be in conflict with the interests of any member of the JV Group, including:

(a)	any matter relating to any dispute under or in respect of such Related Party Agreement;

(b)	any negotiation as to the compensation payable under such Related Party Agreement;

(c)	the negotiation, execution or delivery by the relevant member of the JV Group of such Related Party Agreement or any amendment thereto or termination thereof; or

(d)	the enforcement of any material provision, obligation or right under such Related Party Agreement, including the provision of any waiver, consent or other relief in respect of such Related Party Agreement, provided that, for greater certainty, notwithstanding anything to the contrary in this Agreement a JVCo Shareholder shall not be deemed a conflicted shareholder for purposes of its nominated Directors' voting rights in respect of the Business Plan or any part of the Business Plan under Section 4.6(b) even where such matters may relate, directly or indirectly, to a Related Party Agreement.

4.8	Committees

(a)	The JVCo Board may create, dissolve or modify any committee in its discretion, including to consider appointments and remuneration of senior management of the JV Business who are or will be employed by a member of the JVCo Group. Committees may be comprised of Directors and/or other representatives of the JV Group and/or JVCo Shareholders. Any decision of any committee on a matter within the exclusive authority of the JVCo Board or the JVCo Shareholders shall require the approval of the JVCo Board or the JVCo Shareholders, as applicable, prior to being effective.

(b)	Each JVCo Shareholder shall be responsible for reimbursing any committee member that it nominated to the JVCo Board for all travel, hotel and other out-of-pocket expenses incurred by such committee members in attending committee meetings and carrying out their duties.

4.9	Other Positions of Representatives

Subject to Sections 4.10 and 4.11, any Director or officer may also be a director or an officer or employee of a JVCo Shareholder or one or more Affiliates of a JVCo Shareholder, or of any other entities.

4.10	Officers of the JV Business

(a)	The President & CEO shall be nominated by Westport Canada but the appointment of each such nominee who will be employed by a member of the JVCo Group shall be subject to Specified Board Approval. The initial President & CEO shall be: Daniel Sceli. The President & CEO shall only be removed from employment with a member of the JVCo Group, if applicable, by Specified Board Approval.

(b)	The CFO, the CTO, and other member(s) of Management shall be nominated by the President & CEO but the appointment of the CFO, the CTO and such other members of the Management who will be employed by a member of the JVCo Group as may be specified by the JVCo Board from time to time shall be subject to Specified Board Approval. The President & CEO may make a recommendation to the JVCo Board for the removal, if applicable, of any such member of Management, but such removal shall require Specified Board Approval.

(c)	The President & CEO will report to the board of his or her employer, and the balance of Management will report directly to the President & CEO.

(d)	For certainty, any member of Management that is to be located, resident and providing services in and from Europe shall be employed by a member of the JVCo Group, and any member of Management that is to be located, resident and providing services in and from Canada shall be employed by a member of the LP Group. No position of Management shall be duplicated as between the LP Group and the JVCo Group (for example, there shall only be one President & CEO for the JV Business as opposed to a President & CEO appointed to each of the Partnership and the JVCo for purposes of undertaking the JV Business), excluding any statutory officer appointment as required in the applicable jurisdiction.

4.11	Officers of JVCo

The JVCo Board may appoint corporate officers of the JVCo as it deems appropriate, which officer positions may be filled by a member of Management; provided, however, that, with respect to, and without limitation, the execution of any documents, contracts, instruments and administrative filings and the taking of any action related to such matters which serve to bind the JVCo, such execution and action may only be taken by an authorized signatory that is resident in Sweden and who has been granted, pursuant to a written approval by the JVCo Board (via a corporate signing authority and approvals policy approved by the JVCo Board), the corresponding authority to so bind the JVCo.

ARTICLE 5
BUSINESS AND MANAGEMENT OF THE CORPORATION

5.1	Management of the JVCo

(a)	Subject to Section 6.1, the JVCo Board shall manage, oversee and supervise the management of that part of the JV Business undertaken by the JVCo Group in accordance with this Agreement, the Act and the JVCo Articles. The JVCo Board shall be responsible (together with the GP Board), among other things, for:

(i)	reviewing and approving accounts (including management accounts, end of year accounts and reports to the JVCo Shareholders);

(ii)	approving the Business Plan;

(iii)	providing the JVCo Shareholders with information as to the progress of the JV Business;

(iv)	monitoring, providing guidance to and instructing the President & CEO and other members of Management;

(v)	monitoring the performance of the JV Business; and

(vi)	reviewing and approving any signing authority and approvals policy prepared by Management.

(b)	Management will carry out day-to-day operations of the JVCo Group and the LP Group as applicable. The President & CEO shall have the authority to assess and prioritize new opportunities that meet the Business Objective, subject always to Section 4.6 and Section 6.1. Management will be required to ensure the JVCo Group and the LP Group is sized appropriately in order to meet the Initial Business Plan and volume projections with a competitive cost level, and will develop the operations of the JVCo Group and the LP Group in alignment with the GP Board, according to how the JV Business evolves.

(c)	For certainty, with respect to the execution of documents, instruments, contracts and administrative filings, and the taking of any action, by Management which binds the JVCo, Management shall be required to conduct themselves in accordance with a corporate signing authority and approvals policy, which has been approved by the JVCo Board. With respect to matters relating to the JVCo, only members of Management who are resident in Sweden and employed by the JVCo may execute documents, instruments, contracts and administrative filings, and take such actions, that bind the JVCo.

5.2	Services Arrangements

(a)	The JVCo Shareholders acknowledge that they or their Affiliates may also provide works, services and/or employees to the JVCo Group, in particular during its initial phase, for which the associated cost will be paid by the relevant members of the JVCo Group, as further set out in the Business Plan. If a services agreement will be entered into in connection with a JVCo Shareholder or its Affiliates providing works or services, the costs payable between the JVCo Group and such JVCo Shareholders (or Affiliates) will be set out in the applicable services agreement, and are to be on an open book, transparent and arm's length basis, which will be subject to Specified Board Approval. The services and works, which may be provided by the JVCo Shareholders (or their Affiliates) to the JVCo Group, may include support in respect of the management and administration of intellectual property, government relations, legal, marketing, manufacturing, purchasing, supply chain and cost engineering matters.

(b)	Subject to Section 5.3(b), the Parties shall discuss, in good faith and on a case-to-case basis, the potential licensing to the JV Group of any of the Intellectual Property of Westport Canada and its Affiliates or Volvo Sweden and its Affiliates related to the JV Business after the Effective Date and which Intellectual Property is not, in the case of Volvo Sweden and its Affiliates, unique in its application to Volvo Sweden's or its Affiliates' engines. Any licensing shall be in the full discretion of Westport Canada or Volvo Sweden, as applicable, and any licensing arrangement shall be on terms and conditions mutually acceptable to the licensee entity of the JV Group and Westport Canada or Volvo Sweden, as applicable, and shall include any restrictions to and conditions of sub-licensing, and any applicable royalty payments which shall take due consideration of the fair market value of such licensed Intellectual Property.

5.3	Supply of Third Party OEMs

(a)	[Redacted – commercially sensitive information]

(b)	[Redacted – commercially sensitive information]

5.4	Business Plans

(a)	The Parties agree that they have approved the Initial Business Plan.

(b)	No later than 1 October each Fiscal Year from and after 1 October 2024, Management shall be required to distribute to the JVCo Board a proposed Business Plan for the upcoming Fiscal Year and the next successive four Fiscal Years. The JVCo Board shall consider and vote upon any such proposed Business Plan, no later than 30 November of the then current Fiscal Year.

(c)	If any part of the proposed Business Plan for any Fiscal Year and the next successive four Fiscal Years is not approved by Specified Board Approval, the Parties shall resolve the Dispute in accordance with Section 14.1. Until the updated Business Plan is approved, the JVCo Board may adopt those parts of the draft Business Plan that are not disputed and the JVCo shall conduct that part of the JV Business that is applicable to the JVCo Group in accordance with such undisputed parts and otherwise with the last approved Business Plan, provided that, if the Budget is not agreed, the Budget for the applicable Fiscal Year shall be the Default Budget.

5.5	Financial Statements and Reports

(a)	At each Quarterly meeting of the JVCo Board, Management, as applicable, shall be required to report to the JVCo Board with respect to the current status of operations of the JV Group, and with respect to all major developments or planned actions involving the JV Group, and shall present to the Directors at each Quarterly meeting a summary and review of the revenues earned and costs incurred by each member of the JV Group, and an estimate to the end of the Fiscal Year for each line item in the Budget applicable to such Fiscal Year.

(b)	The JVCo shall cause to be prepared and delivered to each JVCo Shareholder, by no later than 1 March in the year immediately following each Fiscal Year, audited consolidated financial statements of JVCo, including an income statement, a statement of cash flow and balance sheet for such Fiscal Year, together with audited comparative financial statements, all prepared in accordance with IFRS.

(c)	On a Quarterly basis, within an aspirational target of four calendar days, but in any event no later than 10 Business Days, after the end of each Quarter (including the final Quarter of each Fiscal Year), the JVCo shall cause to be prepared and delivered to each Director and JVCo Shareholder a report summarizing the status of the activities of the JV Business as at the end of the applicable Quarter, which will include the unaudited financial statements for the JV Business as a whole for the Quarter then ended, including a balance sheet, an income statement and a related statement of changes in cash flow for such Quarter (all of which will contain comparisons to the prior year) and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.

(d)	The JVCo Board shall cause to be prepared and delivered to each JVCo Shareholder, within an aspirational target of four calendar days, but in any event no later than five Business Days, after the end of each month of each Fiscal Year (including the final month of each Fiscal Year), a report summarizing the status of the activities of the JV Business as at the end of such month, which will include the unaudited financial statements for the JV Business for the month then ended, including a balance sheet and an income statement (all of which will present monthly and year to date results, where applicable), and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.

(e)	To any Director or JVCo Shareholder, upon request, the JVCo shall deliver:

(i)	such other reports, including ESG and other compliance reports as reasonably requested by such Director or JVCo Shareholder and with reasonably sufficient advance notice in order to prepare such new reports; and

(ii)	evidence that all requisite statutory deductions and remittances are being made in a timely manner, including confirmation that the income tax, workers' compensation and goods and services tax accounts of the JVCo and of each other member of the JVCo Group are current.

5.6	Books and Records

The JVCo will maintain accurate and complete books and records of all transactions and other matters in relation to the JVCo Group as are usually entered into books of account in accordance with Applicable Law and IFRS consistently maintained. Each JVCo Shareholder or its nominee or other authorized agent or representative shall have the right to audit, examine and make copies of such books and records during normal business hours on reasonable notice and at its own expense. Each of the JVCo Shareholders or their nominee or other authorized agent or representative shall, if requested by the JVCo Board, agree to execute and deliver to the JVCo a confidentiality and non-disclosure agreement, in a form acceptable to the JVCo Board, acting reasonably.

5.7	Contracts

Subject to compliance with the other provisions of this Agreement and any delegated authority limits, the JVCo Board may designate the manner in which Contracts and other documents and instruments shall be signed by the JVCo in its own right.

5.8	Internal Controls

Management shall be required to ensure that an appropriate system of internal controls is established and maintained in order to protect the security of funds received, held and disbursed and the security of confidential information received by the JV Group in the course of the JV Business.

5.9	Governance Policies

The JVCo shall, in conjunction with the other members of the JV Group, cause Management to implement a risk-based, adequate compliance framework of good international standard, acceptable to multinationals of international repute. This shall include at least a code of conduct, a compliance governance model with defined roles and responsibilities on compliance with adequate resourcing, relevant sub-compliance policies and procedures, a training program, data privacy, a monitoring and whistleblowing framework, and appropriate reporting or audit rights for the JVCo Shareholders. In addition, Management shall develop a single set of policies and standards to govern all aspects of the JV Group and the JV Business, drawing from each of the JVCo Shareholders' respective existing policies and standards, including as contemplated in Section 5.10(b) and 5.10(d).

5.10	Compliance

(a)	The JVCo shall not, and the JVCo Shareholders shall procure (through the exercise of their votes and any rights attached to their JVCo Shares and all other necessary or desirable actions within their control) that neither the JVCo nor its Subsidiaries, nor any of their respective directors, officers, employees or agents: (i) offer, promise, provide, or authorize the provision of any money, property, contribution, gift, entertainment or other thing of value, directly or indirectly, to any Governmental Official, or any other Person, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any Anti- Bribery Law; (ii) engage in any dealings or transactions with or for the benefit of any Person identified as a "designated person" under Sanctions Laws or is otherwise a target of economic sanctions under any similar Applicable Law, nor otherwise violate Sanctions Laws; (iii) violate any Anti-Money Laundering Laws; or (iv) invest any earnings from criminal activities in the JVCo or its Subsidiaries.

(b)	The JVCo shall cause Management to: (i) prepare and/or revise (as the case may be) internal policies and procedures adequate to prevent, detect and deter (A) violations of Anti-Bribery Laws, (B) transactions in violation of Sanctions Laws, (C) violations of applicable Export Control Laws, (D) violations of Anti-Money Laundering Laws, (E) transactions in violation of Anti-Trust Laws (including as further contemplated in Section 11.2), and (ii) implement such policies and procedures as soon as possible after the Effective Date.

(c)	The JVCo shall promptly notify the JVCo Shareholders of any actual or threatened legal proceedings or enforcement action relating to any breach or suspected breach by any member of JVCo Group of Anti-Bribery Laws, Anti-Money Laundering Laws, Sanctions Laws, Anti-Trust Laws, or Export Control Laws.

(d)	The JVCo shall cause Management to prepare and/or revise (as the case may be) internal policies and procedures adequate to ensure that each member of the JVCo Group complies with all Applicable Laws related to Tax and takes a prudent and conservative approach to Tax planning and Tax structuring. Without limiting the foregoing, the JVCo shall not to the Knowledge of Management, and shall procure that other members of the JVCo Group shall not to the Knowledge of Management, enter into any transaction or series of transactions or engage in any act (whether involving a Tax haven or otherwise) which (i) could reasonably be characterized by any relevant Governmental Entity as constituting, or as being part of an arrangement that constitutes, a Tax shelter or other aggressive or abusive Tax planning or aggressive or abusive Tax avoidance, or (ii) could lead to any JVCo Shareholder or any member of its respective Shareholder Group suffering a Tax liability that would not have arisen in the ordinary course of the JV Business.

5.11	Invoicing and Transfer Pricing

(a)	The JVCo Board shall, upon the reasonable request of any JVCo Shareholder at any time and, in any event, no less frequently than annually, be required to carry out, in conjunction with the GP Board, periodic reviews of: (i) invoicing arrangements relating to the suppliers to the JV Group, the customers of the JV Group, and between members of the JV Group; and (ii) compensation arrangements and associated transfer pricing requirements and considerations relating to transactions between members of the JV Group (collectively, the "TP Model"). Such reviews shall consider, among other things, the functions performed, assets employed, and risks assumed by each member of the JV Group and any relevant developments or changes in the JV Business as they relate to each member of the JV Group, including with respect to suppliers, customers, investments in tangible and intangible assets, and the hiring, relocation and termination of employees. The JVCo Board shall cause Management to implement any new arrangements or changes to existing arrangements within the TP Model, whether identified as part of such review or otherwise, as may be required in order to ensure compliance by each member of the JVCo Group with Applicable Laws and Section 5.11(b)(the "TP Model").

(b)	The JVCo Board shall procure that no member of the JVCo Group shall enter into any transaction or series of transactions with any other member of the JV Group, any JVCo Shareholder or any of their respective Affiliates, unless such transaction would have been entered into on the same or reasonably similar terms between independent enterprises in reasonably comparable circumstances (which requirement shall be construed and applied, so far as reasonably possible, in a manner consistent with Article 9 of the Model Tax Convention with respect to Taxes on Income and on Capital published from time to time by the OECD and the guidelines on transfer pricing published from time to time by the OECD, including the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations 2022).

(c)	If any Tax Dispute arises in relation to the TP Model, including the implementation of any new arrangements or changes to existing arrangements in relation thereto by any member of the JV Group, or compliance by any member of the JV Group with the TP Model, any related Applicable Laws or Section 5.11(b), the Parties shall resolve such Tax Dispute in accordance with Section 14.1.

5.12	Tax Returns

(a)	Any JVCo Shareholder may request to review any Tax Return of any member of the JVCo Group, by giving notice to JVCo and the other JVCo Shareholders at least twenty (20) Business Days before the due date for filing of such Tax Return ("Due Filing Date"), in which case the JVCo shall send a draft of such Tax Return to each of the JVCo Shareholders for review at least ten (10) Business Days before the Due Filing Date. The JVCo shall also promptly provide any supporting work papers, records, documents and other information reasonably requested by any JVCo Shareholder with respect to such Tax Return. If any JVCo Shareholder provides written comments on such draft Tax Return to the JVCo and the other JVCo Shareholder no later than five (5) Business Days before the Due Filing Date, the JVCo shall consider all such reasonable comments in finalising such Tax Return before submission to the relevant Governmental Entity. If the JVCo Shareholders do not agree on whether such draft Tax Return should be amended to reflect such comments, then Section 14.1 shall apply. If such disagreement remains unresolved on the Due Filing Date for such Tax Return, then the JVCo or relevant member of the JVCo Group may on such Due Filing Date submit such Tax Return, prepared on the basis of its good faith understanding and interpretation of the relevant facts and Applicable Law, to the relevant Governmental Entity and, if the JVCo Shareholders subsequently agree or it is determined by the Tax Expert (pursuant to Section 14.1 or otherwise) that any amendment or withdrawal of such Tax Return or any replacement Tax Return is required to be or should be submitted to the relevant Governmental Entity for any reason, the JVCo or relevant member of the JVCo Group shall promptly submit the same to the relevant Governmental Entity.

(b)	If any Tax Dispute arises in relation to any Tax Return, including in relation to comments provided by any JVCo Shareholder on any draft Tax Return pursuant to this Section 5.12, the amendment, finalisation and/or submission of such Tax Return by the JVCo or relevant member of the JVCo Group, and any subsequent amendment or withdrawal of such Tax Return or replacement Tax Return, the Parties shall resolve such Tax Dispute in accordance with Section 14.1.

5.13	Tax Costs

In the event that a member of the JVCo Group and/or a Party (whether in its capacity as a JVCo Shareholder or otherwise) or an Affiliate of such Party are held liable for any Taxes which are specifically attributable to another Party or an Affiliate of such other Party, then the Party and/or Affiliate of such Party to which such Taxes are attributable (the "Tax Debtor") shall indemnify and hold such member of the JVCo Group and/or the respective other Parties and their Affiliates (the "Tax Indemnitees") fully harmless from and against all such Taxes. The Parties shall cooperate in good faith in the defence against any such Taxes. Without limiting the foregoing, this Section 5.13 shall apply to any Taxes which are specifically attributable to a Tax Indemnitee's failure to make withholdings required under any Applicable Law on a payment made to the Tax Debtor, unless such liability for Tax is expressly otherwise provided for in a relevant agreement or document which has been signed or approved in writing by the JVCo Board.

ARTICLE 6
SHAREHOLDER APPROVAL RIGHTS AND MEETINGS

6.1	Shareholder Approval Rights

Notwithstanding any provisions of this Agreement to the contrary, the JVCo shall not undertake or permit to occur (directly or indirectly, including through any Subsidiary), and the JVCo Board shall not authorize or approve, any of following matters without Specified Shareholder Approval:

(a)	carrying on any business other than the JV Business or materially altering the nature of that part of the JV Business undertaken by the JVCo Group;

(b)	changing the name of the JVCo or any other member of the JVCo Group;

(c)	amending the JVCo Articles or this Agreement otherwise than pursuant to and in accordance with Section 16.2;

(d)	except as otherwise provided for in this Agreement, increasing or decreasing the JVCo Board size;

(e)	approving the admission of a new JVCo Shareholder or issuing any securities of the JVCo or another member of the JVCo Group, other than the conversion, exercise or exchange of securities previously issued with Specified Shareholder Approval or as otherwise contemplated in Section 7.6;

(f)	except as otherwise provided for in this Agreement, issuing, selling, repurchasing, redeeming or otherwise acquiring for value any securities of the JVCo, or any disposition, pledge, grant of option or other rights or the issue of other financial products, in each case giving rise to an interest in the JVCo Group, or other change in the capital structure of the JVCo Group (other than any pledge or charge entered into by either JVCo Shareholder in relation to its JVCo Interest and granted in respect of Third Party financing as contemplated in this Agreement);

(g)	amalgamating, merging or consolidating any member of the JVCo Group with or into any Person;

(h)	carrying out an arrangement (as defined in the Swedish Company Reorganization Act (Sw. Lag om företagsrekonstruktion)) of the JVCo (or a similar process in relation to any other member of the JVCo Group) or pursing a going public transaction as contemplated in Section 7.16;

(i)	taking or instituting any proceedings for liquidation, winding up, bankruptcy of any member of the JVCo Group, permanent cessation of operations or abandonment of a material asset of any member of the JVCo Group (other than in emergency circumstances), suspension of operations of any material part of the JV Business undertaken the JVCo Group, or make any proposal for a compromise of debt, or a reorganization of capital, assets, liabilities or organizational structure of the JVCo Group, under any insolvency, restructuring or corporate arrangement legislation, which at the time of the decision is expected to last for a period of more than 65 Business Days;

(j)	assuming or otherwise becoming responsible for (including by way of guarantee) the obligations of any Person (other than another member of the JVCo Group), other than normal indemnifications of officers and directors pursuant to contractual arrangements and the provisions of the Act, and of commercial counterparties pursuant to normal industry agreements, in either case entered into in the ordinary course of the JV Business;

(k)	effecting any listing of securities on a stock exchange or other marketplace or any public offering of securities (including a secondary offering) as contemplated in Section 7.16;

(l)	amending, modifying, altering or repealing any Specified Shareholder Approval previously passed;

(m)	making, entering into or assuming any agreement or commitment to do or undertaking any of the foregoing, or permit a member of the JVCo Group to do so;

(n)	taking any action or making any decision on any matter that is analogous to the decisions in the foregoing paragraphs in relation to the JVCo Group; or

(o)	any other matter that requires Specified Shareholder Approval pursuant to the terms of this Agreement.

6.2	Meetings of the Shareholders

Meetings of the JVCo Shareholders shall be held in the manner specified in the JVCo Articles; provided that, the following provisions shall prevail to the extent of any inconsistency with the JVCo Articles:

(a)	Location. Unless otherwise determined by Specified Shareholder Approval, meetings of the JVCo Shareholders shall be held on a Business Day, either virtually or in person in Gothenburg, Sweden.

(b)	Chair. The Chair shall act as chair for the purposes of all meetings of the JVCo Shareholders.

(c)	Calling Meetings. Subject to mandatory provisions of the Act, the Chair shall call meetings of the JVCo Shareholders no less than one time a year, at such times as the Chair considers appropriate, and shall call a meeting upon receipt of a written request from a JVCo Shareholder. If the Chair fails or neglects to call, within five Business Days after receipt of such written request, a meeting to be held within twenty Business Days after receipt of such written request, any JVCo Shareholder may call the meeting instead.

(d)	Agenda and Meeting Materials. All notices of meetings of the JVCo Shareholders shall be given to each JVCo Shareholder at least twenty Business Days and not more than forty Business Days prior to the meeting. Such notice shall specify the time and the place where the meeting is to be held and will be accompanied by an agenda specifying, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable JVCo Shareholders to make a reasoned judgment on all such matters. It shall not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of such resolution is fairly set out in the notice or schedule thereto. Accidental omissions to give notice of a meeting to, or the non-receipt of notice of a meeting by, any JVCo Shareholder will not invalidate proceedings provided that all JVCo Shareholders are nevertheless present at that meeting. The failure to include an item on the agenda shall preclude the JVCo Shareholders from passing a resolution in relation to that item until the next JVCo Shareholder meeting called to consider that item, unless:

(i)	there is a quorum of JVCo Shareholders present at the meeting; and

(ii)	the JVCo Shareholders present and entitled to vote at the meeting agree to include the item on the agenda.

(e)	Quorum and Attendance.

(i)	A quorum for any meeting of the JVCo Shareholders shall be at least one individual that is the authorized representative of each JVCo Shareholder present at the meeting. The Chair shall not be considered the representative from the then-appointing JVCo Shareholder and shall not be permitted to vote, including providing any second or casting vote. The JVCo Shareholders shall not transact business at a meeting unless a quorum is present.

(ii)	If a quorum referred to in Section 6.2(e)(i) is not present within thirty minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the Chair to a date that is five Business Days later at the same time and place (such adjourned meeting being, the "First Adjourned Shareholders Meeting"). If a quorum referred to in Section 6.2(e)(i) is not present within thirty minutes from the time fixed for holding any such First Adjourned Shareholders Meeting, the First Adjourned Shareholders Meeting may be further adjourned by the Chair to a date that is five Business Days later at the same time and place (such further adjourned meeting being, the "Second Adjourned Shareholders Meeting"). Subject to the Act, and without prejudice to Section 6.1, any JVCo Shareholders present at the Second Adjourned Shareholders Meeting shall constitute a quorum and the business specified in the original notice may be transacted by a vote of JVCo Shares represented at the adjourned meeting.

(iii)	A JVCo Shareholder is considered present or in attendance at a meeting of the JVCo Shareholders if the JVCo Shareholder participates in the meeting in person or by electronic means, telephone, or other communication facilities as permit all Persons participating in the meeting to hear or otherwise communicate with each other, and a JVCo Shareholder participating in such meeting by such means is deemed to be present at the meeting. A JVCo Shareholder is not considered present at a meeting where that JVCo Shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(f)	Votes. On any resolutions submitted to a meeting, each JVCo Shareholder entitled to vote shall be entitled to one vote per JVCo Share and resolutions shall be passed if approved by JVCo Shareholders holding not less than 56% of the issued and outstanding JVCo Shares, unless Specified Shareholder Approval is required as expressly contemplated in this Agreement. Votes at meetings of the JVCo Shareholders may be cast personally, and resolutions shall be passed by a show of hands or at the request of any JVCo Shareholder (whether before or after a vote by show of hands is taken), by ballot.

(g)	Attendance and appointment of a Proxy. A JVCo Shareholder may attend a meeting of the JVCo Shareholders either by its appointed representative attending the meeting in person, or it may be represented by a Person appointed by a written proxy, and the right to vote at a meeting of the JVCo Shareholders may be exercised in person or by proxy. A proxy, drafted in English, whether it be for a particular meeting of the JVCo Shareholders or for any meeting, shall be in any form approved by the JVCo. The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized senior executive or attorney thereof. Any individual who is a director, officer or member of senior management of the appointing JVCo Shareholder or one of its 100% Affiliates may be appointed as a proxy. A proxy signed by or on behalf of a JVCo Shareholder shall be deemed to be valid, unless it is contested at the time of its use or prior thereto.

(h)	Meeting Minutes. The Chair will cause minutes of all meetings of the JVCo Shareholders to be taken and a copy of the minutes of each meeting will be provided to each JVCo Shareholder promptly after each meeting. For greater certainty, the failure of the Chair to fulfill his or her obligations hereunder will not invalidate or otherwise affect the efficacy of any meeting, business conducted at any meeting or the resolutions passed at such meeting. Until the contrary is approved, every meeting in respect of which minutes have been made and subsequently approved by the JVCo Shareholders present at such meeting shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

(i)	Written Approval in Lieu of Meeting. Any action, consent, decision or approval required to be made by the JVCo Shareholders may be taken, without prior notice thereof, by written consent or resolution in lieu of meeting, if signed by all JVCo Shareholders, provided that only the signatures of those JVCo Shareholders that would have been entitled to vote on and approve such matter at a meeting of the JVCo Shareholders shall be counted, and such action, consent, decision or approval, as applicable is as valid as if it had been passed at a meeting of the JVCo Shareholders.

(j)	Rules. To the extent that the rules and procedures for the conduct of a meeting of the JVCo Shareholders are not prescribed in this Agreement or the JVCo Articles, such rules and procedures shall be determined by the Chair.

ARTICLE 7
SHARES AND DISPOSITION OF SHARES

7.1	Authorized Share Capital

The JVCo is authorized to issue an unlimited number of JVCo Shares. The issued and outstanding JVCo Shares as of the Effective Date are as set forth in Schedule A. Except in connection with: (a) the issuance of JVCo Shares pursuant to a Cash Call issued in accordance with the current Funding Plan; (b) the provision of Emergency Funding pursuant to Section 9.2; (c) the conversion of JV Default Loans or Emergency Default Loans in accordance with Section 9.3(e), or (d) as required pursuant to Section 7.6, the JVCo shall not issue new JVCo Shares unless approved by Specified Shareholder Approval.

7.2	Restrictions on Transfers

Except as otherwise permitted under this Agreement (including pursuant to Section 7.5, as required by Section 7.6 or as a result of a pledge pursuant to Section 7.14), no JVCo Shareholder shall Transfer any of its JVCo Shares without Specified Shareholder Approval. Any purported Transfer of JVCo Shares in violation of this Agreement is void. The JVCo shall only register or permit the registration of any Transfer of any JVCo Shares made in compliance with the provisions of this Agreement. A permitted Transferee of JVCo Shares shall automatically become bound and subject to this Agreement, without further act or formality.

7.3	No Transfers [Redacted – commercially sensitive information]

Excluding Transfers: (a) contemplated in Sections 7.5, 7.14, 7.15 and 7.16; (b) to a Non-Defaulting Shareholder following an Event of Default in accordance with Section 10.2 or following a change of control pursuant to Section 7.17; or (c) pursuant to Section 10.2(b) or Section 10.2(c), and in all cases subject to Section 7.4, the JVCo Shareholders shall be prohibited from Transferring any of their JVCo Shares, or any JVCo Loans, [Redacted – commercially sensitive information].

7.4	General Restrictions

(a)	Notwithstanding any other provision in this Agreement to the contrary but subject to Section 7.6, no JVCo Shareholder may Transfer any JVCo Shares or JVCo Loans:

(i)	if it is in default under this Agreement (except for an obligatory Transfer in accordance with Section 10.2 or following a change of control pursuant to Section 7.17);

(ii)	(other than in respect of the grant of a Permitted Lien) without Transferring the same proportion of its (or procuring that its applicable 100% Affiliate Transfers the same proportion of its) LP Units, LP Loans and GP Shares, in each case to the same Person or one (but not more than one) 100% Affiliate of such Person in accordance with the Partnership Agreement and the GP USA;

(iii)	if, as a result, the remaining JVCo Shareholders or the JVCo would become subject to any materially restrictive or onerous governmental controls or regulations to which they were not subject prior to the proposed Transfer by reason of the nationality or residence of the proposed Transferee;

(iv)	if the Transferee (or the 100% Affiliate of the Transferee who acquires the LP Units, LP Loans and/or GP Shares) does not have the financial capacity to meet their respective funding obligations under this Agreement or the Partnership Agreement;

(v)	if, as a result, the remaining JVCo Shareholders or JVCo Group would become subject to any taxation or additional taxation to which they were not subject prior to the proposed Transfer, except with the consent of the remaining JVCo Shareholders, which consent shall not be unreasonably withheld;

(vi)	if the Transfer is not permitted by Applicable Law or any term of any agreement or instrument, non-compliance with which would have a material adverse impact on any member of the JV Group or the JV Business as a whole, unless all applicable required consents or approvals, including in respect of a Governmental Entity, are first obtained;

(vii)	if such Transfer is not exempt from any applicable requirement to file a prospectus, registration statement or similar document with applicable securities regulatory authorities to qualify the trade of such JVCo Shareholder's JVCo Shares;

(viii)	if any funds being used to purchase the JVCo Shares or JVCo Loans represent or will represent proceeds of crime for the purpose of Money Laundering and Terrorist Financing (Prevention) Act (SFS 2017:630), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or otherwise be in breach of Anti-Money Laundering Laws;

(ix)	if the Transferee is a Person identified in, designated in, listed in, or otherwise the subject of prohibited activities under Sanctions Laws; or

(x)	if the Transferee has not agreed in writing: (i) with the other JVCo Shareholders and the JVCo to assume and be bound by all the obligations of the Transferor pursuant to this Agreement with respect to the JVCo Shares and JVCo Loans transferred arising from and after the date of such Transfer and to be subject to all the restrictions to which the Transferor is subject under the terms of this Agreement; (ii) (or has not procured that its 100% Affiliate has agreed in writing) to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the GP Shares transferred under the terms of the GP USA; and (iii) (or has not procured that its 100% Affiliate has agreed in writing), to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the LP Units and LP Loans transferred under the terms of the Partnership Agreement.

(b)	Any Transfer of JVCo Shares pursuant to this Agreement shall be carried out in accordance with the following:

(i)	each new JVCo Shareholder shall be deemed to make the representations and warranties in Section 8.1;

(ii)	a copy of the document(s) or instrument(s) effecting the Transfer shall be delivered to the JVCo and the other JVCo Shareholders;

(iii)	the Transferee shall execute and deliver such documents and instruments as may be reasonably required by the JVCo to ensure that the Transferee assumes and is bound by all of the obligations and liabilities of the Transferor in relation to the JVCo which the Transferor incurred pursuant to this Agreement or the JVCo Articles;

(iv)	the JVCo shall be entitled to be reimbursed by the Transferor for the reasonable and documented administrative out-of-pocket costs and expenses incurred by it to effect a Transfer with respect to any or all of such Transferor's JVCo Shares or JVCo Loans.

7.5	Permitted Transfers to 100% Affiliates

Notwithstanding Sections 7.2 and 7.3, but subject to Section 7.4, a JVCo Shareholder will be, without requiring Specified Shareholder Approval, entitled to Transfer to one of its 100% Affiliates legal title to, and beneficial ownership of, all (but not less than all) of its JVCo Shares and JVCo Loans, provided that:

(a)	the Transferor first establishes to the satisfaction of the other JVCo Shareholders, acting reasonably, that the Person to which it is Transferring its JVCo Shares is its 100% Affiliate;

(b)	a copy of the document(s) or instrument(s) effecting the Transfer is delivered to the JVCo; and

(c)	the other JVCo Shareholder has received prior written notice of such Transfer.

7.6	Required Transfers; Share Issuances and Adjustments

(a)	If a JVCo Shareholder or its 100% Affiliate Transfers all or any of its LP Units or GP Shares (in each case, other than the granting of a Permitted Lien or a Transfer to an 100% Affiliate each in accordance with the Partnership Agreement and GP USA) as permitted under the Partnership Agreement and/or the GP USA, the JVCo Shareholder must Transfer the same proportion of its JVCo Shares and JVCo Loans to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the LP Units and/or the GP Shares.

(b)	If a JVCo Shareholder Transfers all or any of its JVCo Shares (other than a Transfer to an 100% Affiliate permitted by Section 7.5 or entering into a Permitted Lien pursuant to Section 7.14) the JVCo Shareholder must (or must procure that its 100% Affiliate must) Transfer the same proportion of its LP Units, LP Loans, GP Shares and JVCo Loans to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the JVCo Shares. Provided that Volvo Canada remains the holder of LP Units and GP Shares, Volvo Sweden shall not be in breach of this provision if Volvo Sweden has Transferred an equivalent proportion of its shares in Volvo Canada to the Transferee.

(c)	Except as otherwise agreed with Specified Shareholder Approval, any Person (including any JVCo Shareholder) who or which intends to purchase or subscribe for: (i) GP Shares, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for LP Units, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; (ii) LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for GP Shares, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; and (iii) either GP Shares or LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for JVCo Shares, on a pro rata basis, such that such Person's GP Interest and corresponding LP Interest is at all times equivalent to such Person's JVCo Interest.

(d)	In the event there is a Transfer of JVCo Shares or JVCo Loans between the JVCo Shareholders at the same time as the Transfer of LP Loans and LP Units pursuant to the Partnership Agreement and a Transfer of GP Shares pursuant to the GP USA (including as a result of a change of a Limited Partner's LP Interest or GP Interest as contemplated in Section 7.6(c)), the allocation of the price received in respect of such Transfers as between each such Transfer shall be as determined in accordance with the FMV Procedure and Methodology or as otherwise mutually determined by the JVCo Shareholders.

7.7	Deemed Transfers

(a)	Upon a JVCo Shareholder (or any of its 100% Affiliates) ceasing to hold any LP Units and/or GP Shares (a "Terminating Event") and such JVCo Shareholder continuing to hold any JVCo Shares in breach of Section 7.6 (a "Terminated Shareholder"):

(i)	the Terminated Shareholder's JVCo Shares shall be, and shall be deemed to be, immediately sold by the Terminated Shareholder to the Person acquiring the LP Units or GP Shares, for nominal consideration; and

(ii)	the Terminated Shareholder shall have no rights or obligations hereunder in respect of any time following the Terminating Event (except pursuant to this Section 7.7 and Section 12.3).

(b)	If the Terminated Shareholder fails to complete the transaction of purchase and sale referred to in Section 7.7(a) within 10 Business Days of the applicable Terminating Event, then the JVCo may deposit a cheque in the amount of US$1.00 payable to the Terminated Shareholder at the JVCo's lawyer's office. Upon making such deposit and giving the Terminated Shareholder notice thereof, the purchase of the Terminated Shareholder's JVCo Shares shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such JVCo Shares shall be and be deemed to be transferred and assigned to and vested in the said acquirer of the LP Units or GP Shares. The Terminated Shareholder shall be entitled to receive the cheque so deposited in trust upon satisfying any unsatisfied obligations under this Agreement.

7.8	Right of First Refusal

(a)	In the event either JVCo Shareholder (the "Offering Party") wishes to Transfer all or any portion of its JVCo Shares (which transfer must occur together with the JVCo Loans referred to in Section 7.8(b)(iii), the "Offered Units") to a Third Party (which term shall, for the purposes of this Section 7.8, be deemed to include any Affiliate of a JVCo Shareholder other than any 100% Affiliate) (excluding entering into a Permitted Lien pursuant to Section 7.14(a) or a Transfer approved pursuant to Section 7.16 and also excluding, for the avoidance of doubt, a Transfer to a JVCo Shareholder or an 100% Affiliate made in accordance with or pursuant to Sections 7.5, 7.15, 7.17 or 10.2), the Offering Party shall first provide notice in writing (an "Offer Notice") to the other JVCo Shareholder (the "ROFR Holder") offering to sell the Offered Units to the ROFR Holder (the "Offer"). At the same time as the Offer Notice is served on the ROFR Holder, the Offering Party must also serve (or procure that its 100% Affiliate serves) an equivalent notice pursuant to the LP ROFR.

(b)	The Offer Notice shall:

(i)	state that the Offering Party is willing to sell all of the Offered Units to the ROFR Holder for a set cash price (the "Offer Price") determined by the Offering Party, in its sole discretion;

(ii)	state the name of the proposed Third Party transferee;

(iii)	set out all other material terms and conditions of the proposed Transfer, including the concurrent sale of the same proportion of the JVCo Loans held by the Offering Party (the "ROFR Transfer"); and

(iv)	be irrevocable.

(c)	The ROFR Holder shall have the option and right, exercisable within 30 Business Days of receipt of the Offer Notice (the "Offer Exercise Period"), by notice in writing to the Offering Party (the "Offer Acceptance") to elect to purchase all (but not part only) of the Offered Units free from all Liens at the Offer Price, and otherwise, upon and subject to the material terms and conditions set forth in the Offer Notice, provided that such ROFR Holder may only serve an Offer Acceptance if it (or its 100% Affiliate who is a Limited Partner and holder of GP Shares) also, and at the same time, exercises its rights under the LP ROFR.

(d)	If the ROFR Holder elects to purchase the Offered Units in accordance with the terms of the Offer Notice prior to the expiry of the Offer Exercise Period, the Offer and the Offer Acceptance shall constitute a binding contract of purchase and sale, subject only to any necessary regulatory approvals, which shall be completed in the manner provided as follows:

(i)	the ROFR Transfer shall be completed at a closing (a "ROFR Closing") to be held on the same day as closing of the LP ROFR, which shall be no later than the 20 Business Days after the later of (A) receipt of the Offer Acceptance by the ROFR Holder; and (B) fulfillment of the necessary regulatory approvals contemplated in Section 7.8(d), at such place as the Offering Party and ROFR Holder shall agree (or, failing such agreement, at the offices of the lawyers of the Offering Party or through the electronic exchange of documents); and

(ii)	at the ROFR Closing:

(A)	the LP ROFR shall be completed in accordance with its terms;

(B)	the ROFR Holder shall pay the aggregate purchase price, net of all applicable adjustments and deductions, as specified in the Offer, to the Offering Party in immediately available funds;

(C)	the Offering Party shall execute and deliver all such transfers, assignments and other instruments of conveyance as may be required in order to transfer and convey the Offered Units to the ROFR Holder and to effect the proper assumption by the ROFR Holder of all liabilities and obligations associated therewith;

(D)	all JVCo Shareholders shall execute and deliver all such additional documents and assurances as may be required to comply with the terms of sale specified in the Offer and to effect the closing of the ROFR Transfer; and

(E)	all other requirements for a Transfer set out under Section 7.4 and Article 8 shall be satisfied.

(e)	If the ROFR Holder does not serve an Offer Acceptance prior to the expiry of the Offer Exercise Period or if any Offer Acceptance ceases to have effect due to the failure by the ROFR Holder or its 100% Affiliate to exercise the LP ROFR or to obtain any necessary regulatory approvals referred to in Section 7.8(d) or equivalent regulatory approvals applicable to the LP ROFR:

(i)	the Offering Party and each of its applicable 100% Affiliates shall thereafter be entitled, subject to Section 7.4 and Section 7.6, to sell the Offered Units to the Third Party Transferee named in the Offer Notice (a "Proposed Purchaser") for an amount equal to or greater than the Offer Price, or otherwise, on terms and conditions that are not, in the aggregate, more favourable to the Proposed Purchaser than those set forth in the Offer; and

(ii)	if the Transfer to a Proposed Purchaser is not completed within 120 Business Days after the expiration of Offer Exercise Period, the Offering Party (and its 100% Affiliates) shall not be entitled to complete the Transfer without again complying with the provisions of this Section 7.8.

7.9	Share Certificates

Any applicable share certificates representing the JVCo Shares shall bear the following legend endorsed thereon in bold type (in addition to any legend required by Applicable Laws):

The shares represented by this certificate are subject to a shareholder agreement between the JVCo and its shareholders, as may be amended from time to time. Such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of such agreement. Any transfer made in contravention of such restrictions is null and void. A copy of such agreement is on file at the registered office of the JVCo and available to Shareholders for inspection on request and without charge.

7.10	Lost Share Certificates

Where a Person claims that a share certificate representing a JVCo Share recorded in the name of a JVCo Shareholder has been defaced, lost, destroyed or wrongly taken, the JVCo will in accordance with the Act cause a share certificate to be issued in substitution for such share certificate if such Person is a holder of the relevant JVCo Share according to the share register, and files with the JVCo an agreement in a form satisfactory to the JVCo indemnifying and holding harmless the JVCo and the JVCo Shareholders from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new JVCo Share certificate and satisfies such other reasonable requirements as are imposed by the JVCo, which inter alia may include a cancellation procedure in accordance with the Cancellation of Lost Documents Act (SFS 2011:900).

7.11	Liability on Transfer

Each Transferor will continue to remain liable for any breaches by it that occurred or arose prior to the date of Transfer. Notwithstanding that a Transferor may Transfer all of its JVCo Shares, it shall continue to be bound by those provisions of this Agreement which, by their nature or express terms, survive any such Transfer, including any obligation of confidentiality set out in Article 11.

7.12	Power of Attorney

In connection with any Transfer of any JVCo Shares permitted pursuant to this Agreement, each JVCo Shareholder hereby irrevocably nominates, constitutes and appoints the JVCo as its true and lawful attorney and agent for, in the name of and on behalf of the applicable JVCo Shareholder to execute and deliver all such administrative filings as may be necessary to effectively transfer and assign the JVCo Shares being sold. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the dissolution, winding up, bankruptcy or insolvency of such JVCo Shareholder and each Party hereby ratifies, confirms and agrees to ratify and confirm all that the JVCo may lawfully do or cause to be done by virtue of such power of attorney.

7.13	Securities Law Matters

(a)	Each JVCo Shareholder acknowledges and agrees that the issue and delivery to it of its respective JVCo Shares are conditional upon such sale being exempt from any requirement to file a prospectus or registration statement and the requirement to deliver any offering memorandum (or similar document) under all applicable securities legislation, rules, regulations and policies.

(b)	Each JVCo Shareholder shall, and shall ensure that its Affiliates, comply with all Applicable Laws related to insider dealing in respect of any material facts of which it becomes aware by virtue of its interest in the JVCo, any other member of the JV Group or any potential merger and acquisition process contemplated in respect of another JVCo Shareholder (or its Affiliates).

7.14	Financing and Pledge of Shares

Each JVCo Shareholder shall be permitted to pledge its JVCo Shares as security to a Third Party lender in connection with any Third Party financing, provided that:

(a)	such Third Party lender is either: (i) a bank, financial institution, trust, fund or investment fund, in each case with a rating for its long-term unsecured and non-credit enhanced debt obligations of BBB or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd., or Baa2 or higher by Moody's Investors Services, or a comparable rating from an internationally recognized credit rating agency or affiliate which is a designated rating organisation pursuant to Canadian securities laws or a registered or certified credit rating agency in accordance with EC Regulation 1060/2009; (ii) a government entity in Canada, the United States of America, the United Kingdom or Europe; or (iii) an entity approved by the other JVCo Shareholder in writing, which consent shall not be unreasonably withheld where the Party proposing to pledge its JVCo Shares provides to the other JVCo Shareholder written evidence that the proposed Third Party lender has equivalent credit worthiness to any lender falling within limbs (i) or (ii), provided that no Party shall be permitted to pledge its JVCo Shares or interests to an entity that is identified in, designated in, listed in or otherwise the subject of prohibited activities under Sanctions Law; and

(b)	if there is any enforcement of security related to such pledge of securities (including any sale to Third Party following such enforcement), and if a JVCo Shareholder elects to exercise its right of first refusal pursuant to Section 7.8, then the continuing JVCo Shareholder shall be entitled to buy the relevant JVCo Shares [Redacted – commercially sensitive information].

7.15	Acquisition by Westport Canada

If at any time:

(a)	[Redacted – commercially sensitive information]; or

(b)	there is a significant reduction in the proportion of the Volvo Sweden's, Volvo Canada's and their Affiliates' (other than Permitted Affiliates') requirements for HPDI Systems being purchased by them from the JV Group, then, provided that Westport Canada and Volvo Sweden remain the only JVCo Shareholders, Westport Canada may notify Volvo Sweden that it desires to acquire all of Volvo Sweden's interest in the JVCo, and Volvo Sweden shall give reasonable consideration to such request. The Parties acknowledge that, in considering any proposal from Westport Canada, Volvo Sweden will need to be satisfied that the JV Group will be in a position to continue as a stable, long-term supplier to Volvo Canada (if not acquired by Westport Canada), Volvo Sweden and their Affiliates, with a protected Intellectual Property portfolio and a diversified customer base. Volvo Sweden, Volvo Canada (if not acquired by Westport Canada) and their Affiliates will also require most favoured nations treatment on pricing and an appropriate financial return for any disposal of its interest in the JVCo and its Affiliates to Westport Canada pursuant to any request made pursuant to this Section 7.15. Subject to these requirements, Westport Canada and Volvo Sweden shall negotiate in good faith with respect to any such acquisition request.

7.16	Admission of New Shareholders and Going Public Transactions

Each of Westport Canada and Volvo Sweden acknowledge and agree that it may be in the best interests of the JVCo and the JV Group as a whole to permit additional stakeholders to acquire JVCo Shares or other interests in the JV Group.  Subject to approval by the JVCo Board, the Parties will consider in good faith, and taking into account the strategic plan developed as part of the Business Plan for the sustained financial health of the JV Group, any Third Party additional investments in the JV Group including through an initial public offering; investment by a Third Party OEM that may be a competitor to Volvo Sweden, Volvo Canada and their Affiliates, or investment by a tier one supplier to the JV Group. In particular:

(a)	following the third anniversary of the Effective Date, in the event that the valuation of the JV Group exceeds [Redacted – commercially sensitive information], the JVCo Shareholders shall consider in good faith the admission to listing on a recognized stock exchange or investment exchange of the JVCo Shares, or other equity interests in the JV Group, and any restructuring of the JV Group that may be recommended or required by the relevant exchange, either JVCo Shareholder or their respective professional advisors, in order to effect or optimise such admission; and

(b)	[Redacted – commercially sensitive information], the Parties shall work together in good faith to consider the issuance or Transfer of JVCo Shares to other interested stakeholders on reasonable terms. Volvo Sweden acknowledge that such considerations may include the Transfer of JVCo Shares by Volvo Sweden to such new stakeholder in a manner that leaves Westport Canada as a JVCo Shareholder holding greater than 50% of the JVCo Shares. The JVCo Shareholders acknowledges that such considerations may include the Transfer of JVCo Shares on a non pro rata basis. Concurrently with the issuance or transfer such JVCo Shares to any such interested stakeholder the Parties acknowledge and agree that this Agreement will require re-negotiation and that they shall give reasonable consideration to such changes to this Agreement as they or such stakeholder may reasonably request or require in connection with the admission of new JVCo Shareholders to the JVCo.

7.17	Control Event

(a)	In the event of:

(i)	any change of control of Westport Canada (or any 100% Affiliate that acquires JVCo Shares from Westport Canada) such that it ceases to be controlled, directly or indirectly, by Westport; or

(ii)	any change of control of Westport pursuant to which any competitor of Volvo Sweden, Volvo Canada (or an Affiliate of Volvo Sweden or Volvo Canada) obtains control of Westport;

Volvo Sweden shall have a call option to buy Westport Canada's JVCo Shares and JVCo Loans, which option may only be exercised concurrently with the call option granted to Volvo Sweden or its 100% Affiliate pursuant to the GP USA in respect of the LP Units, LP Loans and GP Shares held by Westport Canada or its 100% Affiliate, (collectively) [Redacted – commercially sensitive information], and the purchase shall be completed in accordance with and subject to the terms set out in Article 8.

(b)	In the event of any change of control of Volvo Sweden such that it ceases to be controlled, directly or indirectly, by Aktiebolaget Volvo (publ), Westport Canada shall have a call option to buy Volvo Sweden's JVCo Shares and JVCo Loans, which option may only be exercised concurrently with the call option granted to Westport Canada or its 100% Affiliate pursuant to the Partnership Agreement in respect of the LP Units, LP Loans and GP Shares held by Volvo Canada or its 100% Affiliate (or, as applicable, Volvo Sweden's shares in Volvo Canada) (collectively) [Redacted – commercially sensitive information] and the purchase shall be completed in accordance with and subject to the terms set out in Article 8.

ARTICLE 8
General Sale Provisions

8.1	Warranties of Seller

(a)	Each JVCo Shareholder shall do all such acts or things, including the execution of any documentation that may be necessary to effect the Transfer of JVCo Shares or JVCo Loans in accordance with this Agreement. In respect of a proposed Transfer from one JVCo Shareholder to another JVCo Shareholder, the selling JVCo Shareholder shall cause any such Transfer to be effected by way of a simplified transfer agreement with representations and warranties restricted to ownership of the JVCo Shares and JVCo Loans, to be Transferred (including no Liens), enforceability of the Transfer, corporate capacity, authority and authorization, and receipt of necessary consents to effect the Transfer.

(b)	Each Transfer of JVCo Shares and JVCo Loans, between a seller and a buyer will, unless the seller and the buyer otherwise agree, be closed at the offices of the lawyers of the JVCo (or through electronic exchange of documents) at 10:00 a.m. (local time) on the closing date specified in or determined in accordance with this Agreement.

8.2	Closing Conditions

At the time of closing of any Transfer of any JVCo Shares and JVCo Loans, between a seller and a buyer under this Agreement, the seller will table:

(a)	a certificate or certificates representing the JVCo Shares and JVCo Loans being Transferred by the seller, duly endorsed in blank for transfer or accompanied by a duly executed stock power of transfer in appropriate form;

(b)	an assignment of any JVCo Loans, executed and completed in a manner acceptable to the JVCo Board and Transferee;

(c)	to the JVCo Board, a transfer form and deed of adherence, in such form and completed and executed in such manner as is acceptable to the JVCo Board, which shall include an agreement by the Transferee to be bound by the terms of this Agreement and to assume the obligations of the Transferor under this Agreement; and

(d)	a release of any Liens on the JVCo Shares or in connection with JVCo Loans, being Transferred.

8.3	Payment

The buyer will pay for the JVCo Shares and JVCo Loans being purchased pursuant to this Agreement by a draft drawn on, or a cheque certified by, or a wire transfer initiated by, a Canadian or US chartered bank (or European equivalent) or trust company.

ARTICLE 9
FUNDING

9.1	Additional Funding and Cash Calls

(a)	During the initial phase of the JV Business, the JVCo Shareholders acknowledge that volumes and revenues will be low and as such, the JVCo Shareholders will be required to provide further funding to the JVCo (for its, or another member of the JV Group's, use) up to (in aggregate with amounts funded by the JVCo Shareholders and their 100% Affiliates pursuant to the Partnership Agreement) their respective Funding Caps, in order to provide sufficient funds in order for the JV Group to carry out the JV Business in accordance with the Business Plan. The Parties acknowledge that certain other events may trigger the requirement for further funding during the term of this Agreement, including unexpected losses or expenditure, or any member of the JV Group entering into, or intending to enter into, a product development agreement in connection with advancing the Business Objective.

(b)	The Parties have agreed that an initial Cash Call in the aggregate amount of [Redacted – commercially sensitive information] will be required in order to fund the JVCo from the date hereof to the end of the current Fiscal Year. As such, the JVCo Shareholders agree to provide their pro rata share of such initial Cash Call Funding on the date hereof. Following the provision of such initial Cash Call Funding the Parties anticipate that the JVCo will be funded 12 to 18 months in advance for each upcoming Fiscal Year and such funding (and its anticipated source) will be reflected in the Funding Plan approved as part of the Business Plan, on an annual basis. The JVCo Board shall consider, in the preparation of the Funding Plan, whether the JVCo should source funding to meet the projected funding requirements for that part of the JV Business undertaken by the JVCo Group, by way of debt, on terms satisfactory to the JVCo Board, rather than through the issue of new JVCo Shares or contributions of capital.

(c)	If:

(i)	the JVCo Board determines that funding from a Third Party will not be sourced or fails to determine that funding from a Third Party will be sourced; and

(ii)	the Funding Plan requires the JVCo Shareholders to provide funding to the JVCo for the upcoming Fiscal Year,

the JVCo Board will issue a Cash Call on an annual basis at the beginning of each Fiscal Year but, in any event, within the first calendar Quarter. The JVCo Board may, in its discretion from time to time, and in accordance with the requirements of this Agreement, issue Cash Calls not contemplated by the Funding Plan.

(d)	All Cash Calls will be made on the following basis:

(i)	the Cash Call will set out the aggregate amount of additional funding required ("Cash Call Funding"), whether such Cash Call Funding is in accordance with the Funding Plan or for additional funding, and the rationale for such Cash Call Funding;

(ii)	the JVCo Shareholders shall be responsible for providing the Cash Call Funding pro rata in proportion with their respective JVCo Interests, up to an aggregate amount (when taken together with the initial Cash Call Funding referred to in Section 9.1(b), any Emergency Funding provided by such JVCo Shareholder and any cash calls and emergency funding provided to the Partnership by such JVCo Shareholder or its 100% Affiliate pursuant to the Partnership Agreement or the GP USA and calculated by reference to the principal amount outstanding (excluding any accrued interest) from time to time of each JVCo Loan and LP Loan) of [Redacted – commercially sensitive information] (in the case of Volvo Sweden) and [Redacted – commercially sensitive information] (in the case of Westport Canada) (or, in each case, the equivalent amount in SEK) (each a "Funding Cap"). The JVCo Shareholders acknowledge that the Funding Cap is in respect of the JV Group as a whole;

(iii)	the Cash Call will specify whether the Cash Call Funding will be satisfied by:

(A)	the subscription for further JVCo Shares;

(B)	additional capital contributions, without the issuance of any further JVCo Shares; or

(C)	by extending an interest-bearing loan to the JVCo ("JVCo Loan"), in accordance with loan agreements to be entered into by each JVCo Shareholder and the JVCo as described in Section 9.1(d)(vi) ("JVCo Loan Agreement"), as determined by the JVCo Board and provided that the JVCo Shareholders shall fund their respective Cash Call Funding in the same manner. The Parties agree that a JVCo Loan may be extended by, or assigned to, an 100% Affiliate of the relevant JVCo Shareholder; provided that, if there is a conversion of such JVCo Loan to equity, any JVCo Shares issued on conversion must be held by the JVCo Shareholder such that all JVCo Shares are held by the same Person and not divided between the JVCo Shareholder and its 100% Affiliate;

(iv)	the Cash Call shall set out the date by which the Cash Call Funding is required by the JVCo, which shall not be earlier than 25 Business Days after the date of the Cash Call (the "Cash Call Funding Date");

(v)	each JVCo Shareholder shall, no later than the Cash Call Funding Date, provide their proportion of such Cash Call Funding in the manner set out in the Cash Call;

(vi)	if any Cash Call Funding is to be provided by way of JVCo Loan, the terms of such JVCo Loan shall be determined by the JVCo Board, provided that there shall be a restriction on any Transfer of a JVCo Loan to a Person that is not: (A) an 100% Affiliate of the relevant JVCo Shareholder; or (B) a proposed transferee of JVCo Shares in accordance with a permitted Transfer of the JVCo Shares. JVCo Loans shall not be considered or treated as equity and such JVCo Loans shall rank as to priority of repayment below all other indebtedness incurred by the JVCo from time to time but in priority to any return of capital to the JVCo Shareholders; and

(vii)	if a JVCo Shareholder disputes the amount of a Cash Call, it shall nevertheless pay the Cash Call in full and the dispute shall be resolved in accordance with Article 14.

9.2	Emergency Funding

(a)	If an Emergency Funding Requirement occurs, the President & CEO or the JVCo Board may provide each JVCo Shareholder with a written request ("Emergency Funding Notice") for emergency funding ("Emergency Funding").

(b)	In the event the President & CEO and/or the JVCo Board does not serve an Emergency Funding Notice and a JVCo Shareholder still considers that an Emergency Funding Requirement has occurred, that JVCo Shareholder may provide the President & CEO, the JVCo Board and the other JVCo Shareholder with an Emergency Funding Notice for Emergency Funding.

(c)	An Emergency Funding Notice given pursuant to Sections 9.2(a) or 9.2(b) shall specify:

(i)	the amount required by the JVCo to meet the Emergency Funding Requirement (the "Emergency Funding Amount");

(ii)	the nature of the Emergency Funding Requirement and proposed uses of the Emergency Funding Amount;

(iii)	the proportion of the Emergency Funding Amount that each JVCo Shareholder is obliged to fund (its "Emergency Funding Share") (which, unless otherwise agreed between the JVCo Shareholders in writing, shall be an amount equal to each JVCo Shareholder's JVCo Interest. The corresponding amount each JVCo Shareholder is obliged to fund shall be subject to each JVCo Shareholder's Funding Cap, which shall be deemed reduced by any other funding previously provided to any member of the JV Group by the relevant JVCo Shareholder and its 100% Affiliates); and

(iv)	the date by which the Emergency Funding Amount is required by the JVCo, which shall not be earlier than 20 Business Days after the date of the Emergency Funding Notice (the "Emergency Funding Date").

(d)	The JVCo Shareholders shall seek to agree no later than ten Business Days prior to the Emergency Funding Date, whether such Emergency Funding shall be paid by way of:

(i)	the subscription for further JVCo Shares;

(ii)	additional capital contributions without the issuance of any further JVCo Shares; or

(iii)	a JVCo Loan,

provided that the JVCo Shareholders shall fund their respective Emergency Funding Share in the same manner and, in default of agreement, the Emergency Funding shall be made by way of JVCo Loan pursuant to a JVCo Loan Agreement, subject in all cases to the requirements of Section 9.1(d)(vi).

9.3	Funding Defaults

(a)	If either JVCo Shareholder (a "Funding Defaulting Party") has not yet provided funding to the JVCo pursuant to Cash Calls or Emergency Funding up to its Funding Cap (as reduced by any funding previously provided to any member of the JV Group by such JVCo Shareholder and its 100% Affiliates) and fails to provide its respective JVCo Interest share of any Cash Call or its Emergency Funding Share of any Emergency Funding (as applicable) by the relevant Cash Call Funding Date or Emergency Funding Date (as applicable) (such event being a "Funding Default" and the amount the Funding Defaulting Party has failed to fund being the "Defaulted Amount"), then the other JVCo Shareholder (the "Funding Non-Defaulting Party") [Redacted – commercially sensitive information].

(b)	The terms of any JV Default Loan or Emergency Default Loan shall be determined by the JVCo Board, but subject to the following:

(i)	such JV Default Loan or Emergency Default Loan may not be Transferred to any Person (including a 100% Affiliate of the Funding Non-Defaulting Party or the Transferee of JVCo Shares) by the Funding Non-Defaulting Party without the prior written consent of the JVCo Board or otherwise in connection with a permitted Transfer as set out in this Agreement;

(ii)	such JV Default Loan or Emergency Default Loan shall rank as to priority of repayment below all Third Party indebtedness incurred by the JVCo from time to time but in priority to any JVCo Loans and any return of capital to the JVCo Shareholders; and

(iii)	the rate of interest payable on the JV Default Loan or Emergency Default Loan shall be [Redacted – commercially sensitive information] or such other rate as may be determined by the JVCo Board; and

(iv)	unless otherwise agreed with Specified Board Approval, in the event that any JV Default Loan or Emergency Default Loan is to be converted into JVCo Shares pursuant to Section 9.3(e), [Redacted – commercially sensitive information] but immediately prior to such conversion, the Parties shall take any action required in relation to the JV Default Loan or, as applicable, Emergency Default Loan to be converted in order to ensure that, on conversion, each JVCo Shareholders' revised JVCo Interest is the same as its (or its 100% Affiliate's) revised LP Interest and GP Interest. Such actions may require the JVCo, the Partnership and the General Partner to enter into inter-company loans, in order to allow the partial repayment of the relevant JV Default Loan or Emergency Default Loan, and the funds so repaid to be lent to the Partnership and/or the General Partner and converted into LP Units and/or GP Shares.

(c)	The Funding Defaulting Party may, in the case of Cash Calls, at any point where a JV Default Loan for a Defaulted Amount is outstanding and no notice of conversion of such JV Default Loan into JVCo Shares has yet been delivered by the Funding Non-Defaulting Party to the JVCo, or in the case of Emergency Funding, [Redacted – commercially sensitive information] of the date the Emergency Default Loan was extended to the JVCo by the Funding Non-Defaulting Party ("Emergency Extension Date"), provide the Defaulted Amount (plus accrued interest at the rate of [Redacted – commercially sensitive information]) to the JVCo in satisfaction of its obligation to fund, as applicable, the Cash Call (in the same manner as such Cash Call was provided by the Funding Non-Defaulting Party) or its Emergency Funding Share of the Emergency Funding by way of convertible loan (which shall be on the same terms as the Emergency Default Loan) and the JVCo will use such amount to repay the JV Default Loan or Emergency Default Loan (as applicable) (plus accrued interest) to the Funding Non-Defaulting Party. For greater certainty, Section 9.3(e) shall not apply to any Emergency Default Loan prior to the Emergency Extension Date or where an Emergency Dispute is ongoing.

(d)	In the event the Funding Defaulting Party has not provided funding to the JVCo in accordance with Section 9.3(c) in respect of an Emergency Funding by the Emergency Extension Date or has not referred the matter of whether an Emergency Funding Requirement has occurred ("Emergency Dispute") to Arbitration for resolution in accordance with Article 14 prior to the Emergency Extension Date, the provisions of Section 9.3(e) shall apply.

(e)	The Funding Non-Defaulting Party shall have the option at any time (subject to Section 9.3(d) in the event of an Emergency Default Loan) to convert a JV Default Loan or Emergency Default Loan into JVCo Shares [Redacted – commercially sensitive information], provided that: (A) all resultant JVCo Shares must be held directly by the Funding Non-Defaulting Party; and (B) in the case of a JV Default Loan only, where the aggregate of such Defaulted Amount and any equivalent amount in respect of such Funding Defaulting Party or its 100% Affiliate pursuant to the Partnership Agreement is equal to or less than [Redacted – commercially sensitive information], the Funding Non-Defaulting Party shall not be entitled to convert into JVCo Shares any portion of the JV Default Loan that has been outstanding for a period of less than nine months from the date of the JV Default Loan.

(f)	In the event that an Emergency Dispute has been referred to Arbitration for resolution and the final decision of the Arbitrators is that an Emergency Funding Requirement:

(i)	had occurred at the time the Emergency Funding Notice was served, the Funding Defaulting Party shall be responsible for the costs of the Arbitration (including the costs of all other Parties in relation thereto) and shall have until the later of: (A) five Business Days after the decision; and (B) the last day of the Emergency Extension Date to provide the Defaulted Amount to the JVCo pursuant to Section 9.3(c), following such date, if such Defaulted Amount has not been paid, the Funding Non-Defaulting Party shall be immediately entitled to convert the Emergency Default Loan into JVCo Shares in accordance with the provisions of Section 9.3(e) (and subject to the restriction set out in Section 9.3(e)(B)); or

(ii)	had not occurred at the time the Emergency Funding Notice was served, the Party that served the Emergency Funding Notice (which, in relation to an Emergency Funding Notice served by the President & CEO, shall be deemed to be the JVCo) shall be responsible for the costs of the Arbitration (including the costs of all other Parties in relation thereto) and the JVCo shall repay the Emergency Default Loan (plus any accrued interest) to the Funding Non-Defaulting Party as soon as reasonably practicable.

(g)	If either JVCo Shareholder fails to provide its respective JVCo Interest share of any Cash Call or Emergency Funding Share of any Emergency Funding (in each case, up to its Funding Cap, as reduced by any other funding previously provided to any member of the JV Group by such JVCo Shareholder and its 100% Affiliates): (i) [Redacted – commercially sensitive information]; or (ii) such that the aggregate of its Defaulted Amount and any equivalent amount in respect of such Funding Defaulting Party or its 100% Affiliate pursuant to the Partnership Agreement is [Redacted – commercially sensitive information] or more, such failure to fund shall be considered a Persistent Breach.

(h)	In the event that a Funding Default has occurred and the Funding Non-Defaulting Party has elected: (i) not to fund any of the Defaulted Amount; or (ii) to fund only a portion, but not all, of the Defaulted Amount, the JVCo Board shall amend the Business Plan in such reasonable manner as may be required to account for the decreased amount of funding provided.

ARTICLE 10
Default and Remedies

10.1	Event of Default

If any of the following occur in respect of a JVCo Shareholder (a "Defaulting Shareholder"):

(a)	the Defaulting Shareholder (or any of its Affiliates, as applicable) is in default under an agreement with a Person that holds a Permitted Lien, which default:

(i)	is not waived by such Person or otherwise remedied by or on behalf of the Defaulting Shareholder (or its Affiliate, as applicable); and

(ii)	would permit the JVCo Shares and JVCo Loans, (or the rights and benefits attached thereto) that are subject to the Permitted Lien to be sold, assigned or conveyed to another Person, at the direction of the holder of the Permitted Lien or its nominee (a "Permitted Lien Default");

(b)	the Defaulting Shareholder (or any of its Affiliates, as applicable) has breached any material provision of any JV Agreement, excluding a funding or payment default (where a remedy for such default is addressed elsewhere in this Agreement) or an Event of Default (as defined in the Partnership Agreement) occurs in respect of the Defaulting Shareholder (or its 100% Affiliate) pursuant to the terms thereof;

(c)	the Defaulting Shareholder (or any of its Affiliates, as applicable) has committed fraud, gross negligence or wilful misconduct in connection with the JV Group or the JV Business;

(d)	an Insolvency Event occurs in respect of the Defaulting Shareholder; or

(e)	the Defaulting Shareholder has committed a Persistent Breach,

(each, an "Event of Default"), the JVCo Board or, if the JVCo Board refuses to do so, any JVCo Shareholder that is not in default (the "Non-Defaulting Shareholder"), shall provide notice to the Defaulting Shareholder setting forth the details of the Event of Default. In the case of an Event of Default pursuant to Sections 10.1(a) or 10.1(b), that is capable of being remedied, the Defaulting Shareholder shall have 20 Business Days after receipt of a notice from the Non-Defaulting Shareholder to remedy the Event of Default. In all other cases, the Defaulting Shareholder shall not be entitled to any cure period. If the Defaulting Shareholder, acting in good faith, disputes that it is in default, then it may refer the matter for resolution pursuant to Article 14 and none of the remedies set out in Section 10.2 may be exercised unless and until such JVCo Shareholder has been definitively determined to be a Defaulting Shareholder pursuant to Article 14. For greater certainty, an Event of Default shall not be considered to have occurred to the extent that any act or omission giving rise to the Event of Default was done or omitted to be done in accordance with the prior written instruction or express concurrence of the other JVCo Shareholder.

10.2	Remedies

If a Defaulting Shareholder is subject to an Event of Default under this Agreement, then without limitation of any other rights, remedies or causes of action the JVCo or the Non-Defaulting Shareholder, as applicable, may have under any JV Agreement, at law or in equity against a Defaulting Shareholder (or any of its Affiliates), the JVCo or the Non-Defaulting Shareholder, as applicable, may exercise any one or more of the following remedies, as circumstances permit:

(a)	in the event of an Event of Default relating to a failure to pay any sums due:

(i)	charge the Defaulting Shareholder (or its Affiliate, as applicable) interest at [Redacted – commercially sensitive information], from the day such payment is due until the day it is paid;

(ii)	where the payment Event of Default in question is the failure by the Defaulting Shareholder to pay its share of Cash Call Funding or Emergency Funding in accordance with Section 9.1 when due, elect to provide funding equal to the amount due from the Defaulting Shareholder by way of a JV Default Loan to the JVCo in accordance with Section 9.3(a);

(iii)	set-off against an unpaid amount, any amounts payable by the JVCo or the Non-Defaulting Shareholder to the Defaulting Shareholder (or its Affiliate, as applicable) under any JV Agreement, without any right of the Defaulting Shareholder (or its Affiliate, as applicable) to set-off or counter-claim;

(iv)	treat the default as an immediate and automatic assignment of the Defaulting Shareholder's share of distributions and retain such distributions until all amounts (including interest, as provided in Section 10.2(a)(i) and all costs associated with exercising the remedy, as provided in this Section 10.2) owing by the Defaulting Shareholder, by virtue of the default of the Defaulting Shareholder have been recovered; or

(v)	take the necessary legal proceedings to have all outstanding obligations and undertakings of the Defaulting Shareholder performed or request an injunction or other appropriate remedy, the JVCo Shareholders acknowledging that the damages that may be granted by law may not be a sufficient remedy to cure the default and to make the JVCo and the Non-Defaulting Shareholders whole in respect of such Event of Default;

(b)	in the event of a Permitted Lien Default pursuant to this Agreement or the Partnership Agreement (in respect of the Defaulting Shareholder or its 100% Affiliate), the Non-Defaulting Shareholder shall have the option to exercise either of the following:

(i)	a put option to force the Defaulting Shareholder to acquire the Non-Defaulting Shareholder's (and its 100% Affiliate's) JVCo Shares and JVCo Loans [Redacted – commercially sensitive information]; or

(ii)	a call option to force the Defaulting Shareholder to sell the Defaulting Shareholder's (and its 100% Affiliate's) JVCo Shares and JVCo Loans [Redacted – commercially sensitive information],

and the purchase shall be completed in accordance with and subject to the terms set out in Article 8, together with any necessary conforming changes. This option commences 20 Business Days after receipt of a notice from the Non-Defaulting Shareholder to remedy the Event of Default (assuming that the Permitted Lien Default has not been remedied by such time) and expires on the first anniversary of such date.

(c)	in the event of an Event of Default pursuant to Section 10.1(c), 10.1(d) or 10.1(e), or pursuant to Section 12.1(c), 12.1(d) or 12.1(e) of the Partnership Agreement in respect of the Defaulting Shareholder or its 100% Affiliate, the Non-Defaulting Shareholder shall have the option to exercise either of the following:

(i)	where the Event of Default is not an Insolvency Event, a put option to force the Defaulting Shareholder to acquire the Non-Defaulting Shareholder's JVCo Shares and JVCo Loans [Redacted – commercially sensitive information]; or

(ii)	a call option to force the Defaulting Shareholder to sell the Defaulting Shareholder's JVCo Shares and JVCo Loans: [Redacted – commercially sensitive information],

and the purchase shall be completed in accordance with and subject to the terms set out in Article 8, together with any necessary conforming changes. This option commences on the earlier of (A) receipt of a notice from the Non-Defaulting Shareholder (in the case of an Event of Default which is not permitted to be remedied under this Agreement); and (B) in all other cases, 20 Business Days after receipt of a notice from the Non-Defaulting Shareholder to remedy the Event of Default (assuming that the Event of Default has not been remedied by such time) and expires on the first anniversary of such date; or

(d)	in the event of an Event of Default pursuant to Section 10.1(b), the breach may be referred to Arbitration for resolution pursuant to Appendix 3 to Schedule B.

For the purposes hereof, the Defaulting Shareholder shall be liable to the JVCo or the Non-Defaulting Shareholder, as applicable, for all of its costs and expenses incurred in connection with the exercise of the remedies set out in this Section 10.2.

10.3	Remedies not Exclusive and No Release

The exercise by the JVCo or the Non-Defaulting Shareholder of any of the rights and remedies specified in Section 10.2 are in addition to, and not in substitution for, any other rights or remedies in respect of the occurrence of an Event of Default, or any default or breach of the Defaulting Shareholder of its obligations under this Agreement, whether such rights or remedies are provided for under this Agreement, pursuant to any other agreement between the Defaulting Shareholder (or an Affiliate) or at law or in equity. An exercise of one or more of such rights shall not bar or prejudice in any way the exercise of any rights or remedies. The exercise of any of the rights and remedies specified in Section 10.2 shall not release the Defaulting Shareholder from any other liabilities and obligations under this Agreement while it was a JVCo Shareholder.

ARTICLE 11
CONFIDENTIALITY

11.1	Confidential Information

(a)	In this Agreement "Confidential Information" means all records, material and information (and any copies) thereof pertaining to or concerning: (i) the JV Business, the JV Group, including all budgets, forecasts, analyses, financial results, costs, processes, data, technology, Intellectual Property, drawings, blueprints, margins, wages and salaries, and other business activities, and all other information not generally known outside the JV Group; (ii) the contents of this Agreement and the other JV Agreements and any information obtained during negotiations relating to the JV Agreements or as a result of entering into or performing the JV Agreements; and (iii) any JVCo Shareholder or any of its Affiliates, in each case regardless of whether such information is in oral, visual, electronic, written or other form and whether or not it is identified as "confidential", and includes all notes, analyses, summaries or other documents or information (whether paper, electronic or other format) that contain, reflect, summarize, analyze, discuss or review any other Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include information insofar as it is in the public domain, provided that specific items of information will not be considered to be in the public domain only because more general information is in the public domain. For this purpose, information is in the public domain if it: (i) is or becomes publicly available through no act or omission of a Party or any of its Affiliates, or its or their Representatives, in breach of this Section 11.1; (ii) (other than the contents this Agreement and the other JV Agreements) is already in possession of the Party to which it was disclosed or any of its Affiliates, without prior restriction on disclosure; (iii) is subsequently obtained lawfully by a Party or its Affiliate from a Third Party which that Person does not reasonably believe is obligated to maintain that information confidential; or (iv) (other than the contents this Agreement and the other JV Agreements) is independently developed by a Party or its Affiliate without reference to the information required to be kept confidential hereunder.

(b)	Each Party acknowledges that all Confidential Information obtained by or on behalf of a Party or any Representative or (in respect of a JVCo Shareholder) any Affiliate thereof is and shall remain the exclusive property of the disclosing party, as applicable. Each Party shall, and each JVCo Shareholder shall cause its Affiliates and Representatives to: (i) keep the Confidential Information in strictest confidence; and (ii) in the case of the JVCo Shareholders, use the Confidential Information solely in respect of its investment in the JV Group, and the operation of the JVCo and the JV Business and not directly or indirectly for any other purpose, without the express prior written consent of the other Parties. In complying with the foregoing, each Party shall use (and shall ensure that its Representatives and, in respect of a JVCo Shareholder, its Affiliates use) the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.

(c)	Notwithstanding Section 11.1(b), a Party (or its Affiliate) may disclose Confidential Information:

(i)	as required by Applicable Laws or pursuant to policies or regulations of any stock exchange on which any of the securities of such Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, and only for the purposes of such disclosure, after such Party has made a reasonable attempt to prevent and limit such disclosure and after notification to the other Parties (where permitted), in which event such Party or Affiliate thereof shall request confidentiality in respect of such disclosure and shall use all reasonable commercial efforts to cooperate with the Party to prevent or limit such disclosure;

(ii)	to its Affiliates and Representatives that have a reasonable need to know the Confidential Information, provided that: (A) such Party shall be required to ensure that each such Affiliate and Representative maintain the confidentiality of the disclosed information in accordance with this Section 11.1; (B) each such Representative has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its Affiliates or Representatives on the same basis as if such disclosures were made directly by such Party;

(iii)	to a Person that is a bona fide prospective Transferee of any of that JVCo Shareholder's JVCo Shares or to a Person with which it is conducting bona fide negotiations directed towards a merger, amalgamation or sale of shares representing a majority ownership interest of that JVCo Shareholder or any of its Affiliates, provided that: (A) such JVCo Shareholder shall be required to ensure that each such prospective Transferee enters into a confidentiality agreement on terms that are materially the same as the requirements in this Section 11.1; (B) the prospective Transferee has accepted that obligation; and (C) such JVCo Shareholder shall be responsible for any subsequent disclosures of such Confidential Information by the prospective Transferee on the same basis as if such disclosures were made directly by such JVCo Shareholder;

(iv)	to the extent reasonably appropriate for the applicable purpose, to its lenders, insurers, legal counsel, auditors, underwriters, financial and other professional advisors and credit rating agencies, provided that: (A) such Party shall be required to ensure that each such advisor or agency enter into a confidentiality agreement on terms that are materially the same as the requirements in this Section 11.1; (B) each such advisor or agency has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its advisors or agencies on the same basis as if such disclosures were made directly by such Party;

(v)	to the extent permitted by this Agreement or any other agreements between the Parties or their Affiliates in connection with the JV Business; or

(vi)	to the extent required by any legal or administrative proceedings or because of any Order of a court or any regulatory authority binding on it, provided that it will promptly notify the other Parties of any such anticipated disclosure to allow it to seek a protective Order and that it will request any confidentiality protection permitted thereunder.

(d)	Each Party is responsible for any failure by its Representatives or any other Person to whom it discloses Confidential Information (other than Persons who receive Confidential Information under Section 11.1(c)(i) or Section 11.1(c)(vi)) to maintain the confidentiality of any Confidential Information. Without limitation and in addition to any rights a Party may have against another Party arising by reason of any breach of the obligations under this Section 11.1, each Party shall be liable to and indemnify and hold harmless each other Party and its Affiliates for any losses, costs (including solicitor and his own client costs), damages, and expenses whatsoever which they may suffer, sustain, pay or incur resulting from disclosure or use by such Party or other Persons to whom such Party disclosed Confidential Information (other than Persons who receive Confidential Information under Section 11.1(c)(i) or Section 11.1(c)(vi)), of all or any part of the Confidential Information in breach of this Agreement.

11.2	Restricted Information

(a)	Notwithstanding anything to the contrary in this Article 11 or elsewhere in this Agreement, the JVCo Shareholders acknowledge and agree that as JVCo Shareholders, or in the conduct of their appointed Directors to the JVCo Board, they may be exposed to certain confidential information of the JV Group, the other JVCo Shareholder or customers, suppliers or other Persons with a relationship to the JV Group that constitutes "competitively sensitive information" (collectively, "Restricted Information") and that Volvo Sweden, Volvo Canada or their Affiliates may be a competitor of such customers or other Persons with respect to the truck industry and off-road applications in which the HPDI Systems will be supplied and used. For clarity, Restricted Information comprises any information that may allow Volvo Sweden, Volvo Canada or their Affiliates to better predict the commercial behaviour of its actual or potential competitors and may include the current or future pricing terms, pricing, sales or marketing plans, customer or supplier contract terms.

(b)	In order to adequately protect the Restricted Information, comply with Anti-Trust Laws and provide reasonable assurances to potential customers of the Partnership that such Restricted Information will not be used in a manner that is adverse to their interests, the JVCo Shareholders shall use their rights as shareholders and under this Agreement to procure that the JVCo implements:

(i)	appropriate clean team arrangements and other technical precautions (e.g., separate password-protected access or anonymization and encryption of data, firewalls, allocation of administrator rights and corresponding IT authorization concepts, electronic separation by means of "ethical walls", etc.);

(ii)	contractual provisions (confidentiality obligations); and

(iii)	organizational measures,

governing the sharing and use of Restricted Information to ensure that the JVCo Shareholders and each of their Affiliates, and their respective directors, officers and employees, do not obtain access to Restricted Information or have responsibility for day-to-day operational decision-making or responsibility on pricing, marketing or sales within competitive business units. The JVCo Shareholders shall only make use of their information and reporting rights provided in accordance with Applicable Law, this Agreement and the JVCo Articles to the extent such use is consistent with Anti-Trust Laws, in particular with regard to the exchange of competitively sensitive information.

(c)	Without prejudice to Section 11.2(b), the JVCo Shareholders agree to put in place sufficient safeguards to avoid any disclosure of Restricted Information between the JVCo Shareholders and customers of the JV Group via the JV Group, unless to the extent necessary for and proportionate to the proper functioning of the JV Group. The JVCo Shareholders shall identify these safeguards in an information barrier protocol to be agreed prior to, and put into effect, promptly following the Effective Date.

11.3	Survival

The provisions of this Article 11 shall continue to apply to any JVCo Shareholder that Transfers its JVCo Shares and ceases to be a JVCo Shareholder hereunder for five years from the date such JVCo Shareholder Transfers its JVCo Shares, or for 12 months from the date of termination of this Agreement pursuant to Section 12.3, whichever is the sooner, provided in each case that the provisions of this Article 11 relating to Restricted Information shall survive indefinitely.

ARTICLE 12
TERMINATION AND SURVIVAL

12.1	Termination Events

(a)	This Agreement shall be terminated upon:

(i)	the date on which one Person acquires all of the issued and outstanding JVCo Shares in compliance with this Agreement; or

(ii)	the passing of a Specified Shareholder Approval and the completion of the wind-up and dissolution of the JVCo, each as contemplated in Section 12.2.

(b)	Notwithstanding Section 12.1(a), each Party is responsible for paying all amounts owing by it under this Agreement prior to the date of termination, including any amounts owing for JVCo Shares purchased under this Agreement.

12.2	Winding Up and Dissolution

(a)	Subject to Sections 12.2(b) to 12.2(e):

(i)	Unless otherwise agreed by the JVCo Shareholders, upon the passing of a Specified Shareholder Approval to wind up the JVCo, the JVCo Board shall exercise their powers for the purpose of winding up the JV Business, liquidating the JVCo's assets in an orderly manner, paying the debts, liabilities and expenses of the JVCo and distributing to the JVCo Shareholders, in proportion to their JVCo Interest, any property of the JVCo remaining after repayment of the JVCo's debts, liabilities and expenses.

(ii)	The JVCo shall not engage in any new business during the period of such winding up and dissolution.

(iii)	The JVCo Shareholders shall be entitled to appoint a controller in respect of the JVCo to effect the foregoing.

(b)	[Redacted – commercially sensitive information].

(c)	[Redacted – commercially sensitive information].

(d)	[Redacted – commercially sensitive information].

(e)	[Redacted – commercially sensitive information].

(f)	[Redacted – commercially sensitive information].

(g)	[Redacted – commercially sensitive information].

12.3	Survival

Notwithstanding the termination of this Agreement in accordance with Section 12.1, Article 11 shall remain in full force and effect, pursuant to the terms hereof and for a period of 12 months thereafter, excluding any Restricted Information, in which case the confidentiality obligations shall survive indefinitely. The obligations of the JVCo Shareholders and the JVCo under Article 14, and Article 16, and Sections 4.3, 5.13 and 12.2 shall survive indefinitely the expiration or earlier termination of this Agreement. All defined terms used in any provision surviving after the termination of this Agreement shall survive until the provision in which such defined term is used expires in accordance with its terms.

ARTICLE 13
REPRESENTATIONS AND WARRANTIES

13.1	Representations and Warranties of the Parties

Each Party hereby represents and warrants as follows, and acknowledges and confirms that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Qualification. It is a corporation, or other legal entity, duly incorporated or formed and existing under the laws of its jurisdiction of incorporation or formation and has the corporate or other power to enter into and perform its obligations under this Agreement. It has all governmental and regulatory licences, registration and approvals required by Applicable Law as may be necessary to perform its obligations under this Agreement (and with respect to the JVCo Shareholders, to own the JVCo Shares).

(b)	Authorization. The execution and delivery of and performance by it of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Party.

(c)	Validity of Agreement. The execution and delivery of and performance by the Party of this Agreement:

(i)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its articles, by-laws or other constating documents or governing agreements;

(ii)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a material breach or violation of or a conflict with, or allow any other Person to exercise any rights under any material Contracts or instruments to which the Party is a party or pursuant to which any of the Party's assets may be affected; and will not result in the violation of any Applicable Law.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Party and constitutes a legal, valid and binding agreement of each Party enforceable against it in accordance with its terms, subject only to any limitation under Applicable Law relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(e)	No Proceedings. There are no actions, suits or proceedings pending or, to its knowledge, threatened against or affecting it or any of its properties before or by any Governmental Entity, and no existing default by it under any applicable Order, in each case that is reasonably expected to have a material adverse effect on its financial condition or results of operations.

13.2	Survival

The representations and warranties of the Parties contained in this Article 13 survive the execution and delivery of this Agreement.

ARTICLE 14
DISPUTE RESOLUTION AND DEADLOCK

14.1	Dispute Resolution and Deadlocks

In the event the Parties or the JVCo Board, as applicable, have a Dispute, including being unable to reach specified approval for a matter as set out in Sections 4.6 and 6.1, as applicable, the Dispute shall be resolved in accordance with Schedule B.

14.2	Injunctive Relief

Notwithstanding Section 14.1, a Party may apply to the courts of British Columbia for interim or conservatory measures in respect of the matters in Dispute, including immediate injunctive relief or similar equitable relief. The Parties agree that seeking and obtaining such interim or conservatory measures shall not waive the right to Arbitration set out in Schedule B. The Parties further agree that the provisions of this Section 14.2 shall not be deemed to preclude an arbitrator from awarding similar or other interim relief or issuing interim arbitration awards.

14.3	Performance to Continue

The Parties agree that during the resolution of a Dispute, the Parties shall continue to perform their obligations under this Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party's right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of this Agreement.

ARTICLE 15
NOTICES

15.1	Addresses for Service

The addresses for service and email addresses of the Parties shall be as follows:

[Redacted – personal information]

15.2	Change of Address

A Party may, from time to time, change its address for service hereunder by notice to the other Parties given in accordance with Section 15.3.

15.3	Notices

Any notice or other communication provided for in this Agreement or any other notice which a Party may desire to give to another Party, shall be in writing and shall be delivered by:

(a)	personal hand delivery to the addressee or to an officer of the addressee, or in the absence of an officer, to some other responsible employee of such addressee and shall be deemed to have been given and received on the date of such delivery or, if so delivered on a day that is not a Business Day, then the next Business Day;

(b)	registered mail, in a properly addressed envelope addressed to the Party to whom the notice is to be given at its address for service and shall be deemed to have been given and received on the date it is signed for evidencing proof of receipt by the addressee or such other person designated as having the responsibility to sign for registered mail; or

(c)	electronic mail (where the addressee has provided an email address with the address for service) addressed to the Party to whom notice is to be given at its address for service and shall be deemed to have been given and received on the same day as the date of sending or, if so delivered on a day that is not a Business Day, then the next Business Day.

ARTICLE 16
MISCELLANEOUS

16.1	Press Release

(a)	Neither Westport Canada nor Volvo Sweden, nor any of their respective Affiliates, shall make any press release or response to a press or other inquiry for information, on behalf of themselves or the JVCo, that relates to this Agreement, the JVCo, or the JV Business, unless the other Parties have consented in writing to the final version of such press release or response to a press or other inquiry for information. Notwithstanding the foregoing and for greater certainty, the Parties acknowledge and agree that the JVCo shall be permitted to issue press releases in the ordinary course of business without the prior consent of either Westport Canada or Volvo Sweden, provided that the JVCo shall have provided reasonable notice of such release to Westport Canada and Volvo Sweden prior to its issuance.

(b)	Subject to Section 11.1 and Section 16.1(a), if a Party or its Affiliate wishes to make any press release or response to press and other inquiries for information that, in either such case, relates to this Agreement, the JVCo, or the JV Business, then it shall provide the other Parties with a draft thereof in sufficient time prior to the release thereof so that the other Parties may review the proposed press release or inquiry response to be released and advise the Party that proposes to make such release of any comments that such other Parties may have in respect thereto.

(c)	The foregoing shall not apply when the release or disclosure of any information that relates to this Agreement, the JVCo, or the JV Business is required by Applicable Law or by any stock exchange on which any of the securities of a Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, provided that, in each such case, except where prohibited under Applicable Law, the Party who or whose Affiliate is required to make such disclosure shall provide the other Parties with details of the nature and substance of such release or disclosure as soon as practicable. Furthermore, the obligations in this Section 16.1 shall not apply to general disclosures or releases of information that a Party or its Affiliate may make from time to time relating to its business or property. Notwithstanding anything to the contrary contained in this Section 16.1, the JVCo shall not make any press release or response to press and other inquiries for information that, in either such case, relates to this Agreement or the JV Business except if approved by the JVCo Board or required by Applicable Law.

(d)	The Parties acknowledge that this Agreement will constitute a material agreement of Westport and shall be required to be filed with the Canadian Securities Administrators and made publicly available via SEDAR and with the Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

16.2	Amendment

(a)	This Agreement may be amended only:

(i)	in writing pursuant to an amendment agreement executed by all JVCo Shareholders and the JVCo; or

(ii)	by the JVCo unilaterally, to make changes to Schedule A to reflect any issuances or Transfers of JVCo Shares made in accordance with this Agreement.

(b)	Any amendment to this Agreement will be provided to all JVCo Shareholders within 20 Business Days from the effective date of such amendment.

(c)	The JVCo will from time-to-time update Schedule A to reflect additional JVCo Shareholders as of the Effective Date, or Persons who, in accordance with the provisions of this Agreement, after the date hereof, become JVCo Shareholders.

(d)	The Parties shall cause the GP USA and/or the Partnership Agreement to be amended to align with any permitted or other approved amendments to this Agreement where the amendments to this Agreement address the same or similar concepts contained in the GP USA and/or the Partnership Agreement. Similarly, the Parties shall amend this Agreement in order to align with any amendments made to the GP USA and/or Partnership Agreement where the amendments to the GP USA and/or Partnership Agreement address the same or similar concepts contained in this Agreement.

16.3	Agreement to be Bound

Each Person who becomes a JVCo Shareholder must concurrently with becoming a JVCo Shareholder execute and deliver to the JVCo a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, agreeing to be bound by this Agreement, including making the representations and warranties contained in Article 13.

16.4	Conflict with Articles

In the event of any inconsistency between this Agreement and the JVCo Articles, this Agreement shall govern to the extent of the inconsistency and, at the request of any Party, the Parties shall forthwith make all changes to the JVCo Articles as are necessary and lawful to render them not inconsistent with this Agreement.

16.5	Entire Agreement

This Agreement, together with the Project Agreements, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the confidentiality agreement entered into between Westport Inc and Volvo Sweden on 18 October 2022 and the Term Sheet dated 18 July 2023 entered into by Westport Inc and Volvo Sweden. There are no conditions, representations, warranties or other agreements between the Parties with respect to the subject matter hereof, whether oral or written, express or implied, statutory or otherwise, except as specifically set out in this Agreement or the other JV Agreements.

16.6	Strict Performance of Covenants

The failure of any Party to seek redress for a violation, or to insist upon strict performance of any provision hereof, shall not prevent a subsequent act, which would have originally constituted a violation of such provision or any provision hereof, from having the effect of an original violation of such provision or any other provision hereof.

16.7	Waiver

A waiver of any default, breach or non-compliance under this Agreement is not effective unless it is in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-compliance or by anything done or omitted to be done by that Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-compliance, whether of the same or any other nature.

16.8	No Liability for Consequential Damage or Loss of Profit

Each Party acknowledges that contractual damages and other remedies will be available to the other Parties with respect to any breach of any provision of this Agreement. The Parties hereby agree that no Party shall be liable (whether in contract or in tort or under common law, including negligence, or otherwise howsoever and notwithstanding the provisions of any legislation in Canada) to any other Party for any indirect or consequential losses, including indirect or consequential losses which are loss of profit or revenue, loss of use, decline in earnings, decline in production, loss of contract or other business opportunity, loss of goodwill, or for any punitive, exemplary or special damages (including resulting from any breach of this Agreement and whether or not advised of any of the foregoing) which may be suffered by such other Party in connection with this Agreement; provided that, (a) this Section 16.8 shall not apply to claims relating to a breach of Article 11; and (b) this Section 16.8 shall not preclude a Party from entitlement to indemnification for such Party as a consequence of its liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party is entitled to recover from the relevant Party.

16.9	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

16.10	Effective Time

This Agreement is deemed effective as of the Effective Date.

16.11	Time of Essence

Time shall be of the essence of this Agreement in all respects.

16.12	Further Assurances

Each Party shall promptly do, execute and deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that any other Party may reasonably require for the purpose of giving effect to this Agreement.

16.13	Successors

This Agreement shall enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

16.14	Assignment

No Party may assign, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement without the prior consent of all of the other Parties or in accordance with this Agreement, except where such assignment is being made together with the Transfer of its JVCo Shares in accordance with this Agreement.

16.15	Subdivision, Consolidation, etc. of Shares

The provisions of this Agreement shall apply mutatis mutandis to any securities into which the JVCo Shares or any of the JVCo Shares may be converted or changed, to any securities of the JVCo resulting from a reclassification, subdivision or consolidation of any JVCo Shares, to any securities of the JVCo which are received by the JVCo Shareholders as a distribution or as a result of a split, consolidation, issuance, recapitalization or reclassification, and to any securities of the JVCo or of any successor body corporate which may be received by the JVCo Shareholders on an amalgamation, reorganization, merger or combination of the JVCo.

16.16	Remedies

The Parties acknowledge and agree that all restrictions contained in this Agreement are reasonable and valid and that all defences to the strict enforcement of such restrictions are hereby waived, and that the rights, privileges, restrictions and conditions set forth in this Agreement are special and unique such that a breach of any such rights, privileges, restrictions or conditions may not be adequately compensated for by an award of damages. Accordingly, any Party shall be entitled to temporary and permanent injunctive relief and to an order for specific performance against every other Party that is in breach of this Agreement. Any remedy this Agreement sets forth or contemplates shall be in addition to and not in substitution for or dependent upon any other remedy.

16.17	Withholding

All payments that the JVCo is required to make under this Agreement to a JVCo Shareholder shall be subject to withholding of Taxes and other amounts as required by Applicable Law or regulation. In lieu of withholding such Taxes and other amounts, in whole or in part, the JVCo may, in its sole discretion, accept other provision for payment of Taxes and other amounts as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold such Taxes and other amounts have been satisfied.

16.18	Expenses

Unless otherwise agreed by Specified Shareholder Approval, each Party will pay its own legal and other costs and expenses incurred in connection with the negotiation and finalization of this Agreement.

16.19	Currency

For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used shall be the rate published by the European Central Bank as at the close of business on the Business Day immediately prior to the date of conversion.

16.20	Counterparts

This Agreement may be executed by PDF and in two or more counterparts, including by electronic signature, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement on the Effective Date.

HPDI TECHNOLOGY AB
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

WESTPORT FUEL SYSTEMS CANADA INC.
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

VOLVO BUSINESS SERVICES INTERNATIONAL AB
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

SCHEDULE A
SHAREHOLDER CAPITAL

Name of JVCo Shareholder	Number and Class of JVCo Shares
Westport Fuel Systems Canada Inc. 1691 West 75th Avenue Vancouver, BC V6P 6G2	550 Common Shares
Volvo Business Services International AB 405 08 Göteborg, Sweden	450 Common Shares

SCHEDULE B
DISPUTE RESOLUTION AND DEADLOCK

1.1	If a Dispute arises between any of the Parties to this Agreement or the JVCo Articles, then upon written notice of a Dispute by any of the Parties to the other Party(ies) involved in the Dispute ("Initial Dispute Notice"):

(a)	Escalation to Senior Representatives. If the JVCo Shareholders are unable to resolve the Dispute within 20 Business Days of receipt of the Initial Dispute Notice, the Dispute (together with any dispute under the Partnership Agreement, the GP USA or the GP Articles related to the same or substantially similar subject matter ("Partnership Dispute")) shall be referred to the chief executive officer of Westport Inc and an executive vice president nominated by Volvo Sweden ("Senior Representatives") by notice in writing (a "SR Escalation Notice"). The Dispute must first be submitted to the Senior Representatives in accordance with Appendix 1 to this Schedule B prior to exercising any of the other dispute resolution procedures set out in this Schedule B.

(b)	Additional Dispute Notice. Following escalation to the Senior Representatives in accordance with paragraph 1.1(a) and Appendix 1 to this Schedule B, if there remains an Outstanding Dispute (as such term is defined in paragraph 1.1(d)(iii)(B) of Appendix 1 to this Schedule B), then upon written notice from any of the Parties to the other Party(ies) involved in the Outstanding Dispute ("Additional Dispute Notice"), the Outstanding Dispute shall be resolved by the Tax Expert in accordance with paragraph 1.1(c) or Arbitration in accordance with paragraph 1.1(d). The Parties agree that any limitation period imposed by this Agreement or by Applicable Law in respect of a Dispute to which this Schedule B applies shall be tolled from the date of receipt of the Initial Dispute Notice until the issuance of the Additional Dispute Notice.

(c)	Tax Disputes. If the Outstanding Dispute is a Tax Dispute, the Outstanding Dispute will be referred to the Tax Expert for determination in accordance with Appendix 2 to this Schedule B.

(d)	Arbitration. Any Outstanding Dispute in relation to which an Additional Dispute Notice has been served shall be referred to confidential, final and binding arbitration (the "Arbitration") pursuant to the rules of the International Chamber of Commerce (the "ICC"), as further set out in Appendix 3 to this Schedule B. The Outstanding Disputes that shall be settled by Arbitration include Outstanding Disputes related to the formation, existence, validity, interpretation, termination, performance or breach of this Agreement or the JVCo Articles by a Party.

APPENDIX 1 TO SCHEDULE B
ESCALATION TO SENIOR REPRESENTATIVES

1.1	Escalation to Senior Representatives

(a)	Each Senior Representative shall have authority to resolve the Dispute that is the subject of the Initial Dispute Notice on behalf of the relevant JVCo Shareholder that nominated him/her.

(b)	The Senior Representatives shall use all reasonable endeavours in good faith to resolve the Dispute in conjunction with the resolution of any Partnership Dispute in respect of:

(i)	a Dispute and/or Partnership Dispute that relates the Business Plan, or any component thereof (including the Budget), prior to the commencement of the next Fiscal Year; or

(ii)	any other Dispute and/or Partnership Dispute (including a Dispute in relation to an Emergency Funding Notice), within 20 Business Days of receipt of the SR Escalation Notice,

(the "Escalation Period").

(c)	If the Senior Representatives agree to a solution (in whole or in part) to the Dispute, they shall draft a statement setting forth the terms of such resolution which shall be signed by each Senior Representative for the purposes of identification and the JVCo Shareholders or the Directors shall procure that such resolution is fully and promptly carried into effect.

(d)	To the extent that the Senior Representatives fail to reach agreement on resolution of a Dispute within the relevant Escalation Period:

(i)	if the Dispute is a Significant Deadlock Event, Appendix 4 of Schedule B shall apply in respect of it;

(ii)	to the extent that the Dispute relates to the calculation of FMV, Schedule C shall apply in respect of it;

(iii)	in respect of any other Dispute:

(A)	to the extent that the decision that is the subject of the Dispute relates to a matter for which Specified Board Approval or Specified Shareholder Approval is required, the decision shall not be taken;

(B)	to the extent that the Dispute relates to any other matter (an "Outstanding Dispute"), it will be resolved in accordance with paragraph 1.1(b) of Schedule B; and/or

(C)	the JVCo Shareholders shall be free to exercise any accrued rights, powers or remedies they may have in respect of such Dispute.

APPENDIX 2 TO SCHEDULE B
EXPERT DETERMINATION

1.1	Notice of Expert Review

In the event of a Tax Dispute that is to be resolved pursuant to paragraph 1.1(c) of this Schedule B, either Party may serve notice on the other Parties within five Business Days after delivery or receipt of the Additional Dispute Notice requiring that the Tax Dispute be settled by the Tax Expert ("Referral Notice").

1.2	Expert Review Procedure Proceedings

The following provisions shall apply to any Tax Dispute that is referred to the Tax Expert.

(a)	In the event that the Parties are unable to agree the identity of a Tax Expert within 10 Business Days after service of the Referral Notice, either Party may request that the Tax Expert shall be appointed by the ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the ICC.

(b)	Each Party shall submit separate written statements setting forth in detail their respective positions with respect to all matters in Tax Dispute to the Tax Expert within 15 Business Days of the appointment of the Tax Expert. All submissions shall be in English, and each Party shall simultaneously send a copy of its submission to the other Parties.

(c)	Each Party shall be entitled to submit a further written statement setting forth in detail any objections to the statement of the other Party referred to in paragraph 1.2(b), within 10 Business Days after receipt of the same. All such submissions shall be in English, and each Party shall simultaneously send a copy of its submission (if any) to the other Parties.

(d)	Within 20 Business Days after the submission to the Tax Expert of all written statements referred to in paragraphs 1.2(b) and (c) or as soon as practicable thereafter, the Tax Expert, acting as an expert and not as an arbitrator or mediator, will make a final determination binding on the Parties, on the basis of Applicable Law, OECD guidelines and other applicable technical standards related to such Tax Dispute and otherwise in accordance with this Agreement.

(e)	There shall be no ex-parte communications between a Party and the Tax Expert relating to those matters in dispute, other than the initial written submissions by the Parties of their respective positions on the matters in dispute and written answers to written questions from the Tax Expert, with simultaneous copies to each Party involved in such Tax Dispute.

(f)	The decision of the Tax Expert shall be, absent manifest error, unappealable, final and binding on the Parties. The JVCo shall, and the Parties shall procure (to the extent each of them is able) that the JVCo Board, Management and each other member of the JVCo Group, as applicable, shall (i) implement any changes to the TP Model and/or any new arrangements or changes to existing arrangements within the TP Model (as so updated), and/or (ii) amend, finalise and submit the relevant Tax Return(s), or amend or withdraw any previously submitted Tax Return(s) and/or submit any replacement Tax Return(s), in each case, as are necessary to reflect the decision of the Tax Expert.

(g)	Except as may be required by Applicable Law, neither a Party nor its Representatives may disclose any matter in connection with the Tax Dispute without the prior written consent of the other Parties. The Tax Expert shall also maintain the confidentiality of the Tax Dispute.

(h)	The cost of the Tax Expert's review and determination shall be borne equally by the Parties.

APPENDIX 3 TO SCHEDULE B
ARBITRATION PROVISIONS

1.1	Notice of Arbitration

In the event of an Outstanding Dispute that is to be resolved pursuant to paragraph 1.1(d) of Schedule B, any Party involved in the Outstanding Dispute shall submit the Outstanding Dispute to be settled by Arbitration within five Business Days after delivery or receipt of the Additional Dispute Notice.

1.2	All Arbitration Proceedings

The following provisions shall apply to any Dispute that is referred to Arbitration.

(a)	All Arbitrations shall be conducted under the then current rules of the International Chamber of Commerce (the "ICC Rules").

(b)	The seat of Arbitration shall be Vancouver, British Columbia, but nothing in this Agreement precludes any of the proceedings from taking place electronically.

(c)	The language of the Arbitration shall be English.

(d)	Unless the Parties to the Dispute agree otherwise, three arbitrators will be appointed for the Arbitration (the "Arbitrators") in accordance with Article 12 of the ICC Rules. Volvo Sweden and Westport Canada shall be entitled to appoint one Arbitrator each and those Arbitrators together shall jointly appoint a third Arbitrator of their choosing.

(e)	Without limiting a Party's right to challenge the appointment of an Arbitrator pursuant to the ICC Rules, a Party to the Dispute shall not be entitled to set-aside an award on the basis that an appointed Arbitrator did not have the requisite expertise in the relevant subject matter.

(f)	Except as may be required by Applicable Law, neither a Party to a Dispute nor its Representatives may disclose to any Third Party (other than the Arbitrators) any matter in connection with an Arbitration without the prior written consent of the other party to the Dispute. The Arbitrators shall also maintain the confidentiality of the Arbitration.

(g)	Any decision rendered by the Arbitrators shall be final and binding upon the Parties to the Dispute and not subject to appeal, and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction. The Arbitrators shall not be entitled to award interest or indirect or consequential damages (including indirect or consequential losses that are loss of profits) except as reimbursement for any such amounts which are a consequence of a party's liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party has recovered or is entitled to recover from the relevant Party.

(h)	Any award that compels any of the Parties to the Dispute to pay an amount of money shall accrue interest at the daily rate [Redacted – commercially sensitive information] from the date of breach or violation of this Agreement or the JVCo Articles, as determined by the award, until such award is fully paid.

(i)	For the sake of efficiency and to avoid inconsistent findings, the Parties consent to the consolidation of two or more Arbitrations commenced under this Agreement or any other JV Agreement that relate to the same facts and issues. For this purpose, the Parties shall (and shall procure that their respective 100% Affiliates, as applicable, shall) procure, to the extent each of them is able, that the arbitral tribunal for any such Arbitration shall be composed of the same Arbitrators as the tribunal for any previous such Arbitration. In the event that this is not possible, the arbitral tribunal of the first such Arbitration shall adjudicate the consolidation of the relevant Arbitrations.

APPENDIX 4 TO SCHEDULE B
SHOTGUN PROVISION

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SCHEDULE C
FMV PROCEDURE AND METHODOLOGY

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SCHEDULE D
INITIAL BUSINESS PLAN

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